                         3
                                            INTERIM REPORT
                                                 For the nine months ended
                                                 September 30, 2010

CONSOLIDATED BALANCE SHEETS

as at September 30, 2010 and December 31, 2009
(unaudited – US$ millions)

	2010	2009(1)
Assets Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $118.5; 2009 – $78.9)	1,347.1	1,251.6
Accounts receivable and other	2,632.7	1,855.4
Recoverable from reinsurers (including recoverables on paid losses – $271.7; 2009 – $255.1)	4,051.2	3,809.1
	8,031.0	6,916.1
Portfolio investments Subsidiary cash and short term investments (cost $3,709.3; 2009 – $3,230.6)	3,722.8	3,244.8
Bonds (cost $12,175.1; 2009 – $10,742.0)	12,492.6	10,918.3
Preferred stocks (cost $534.8; 2009 – $292.4)	537.4	292.8
Common stocks (cost $2,837.7; 2009 – $4,040.4)	3,504.6	4,853.1
Investments, at equity (fair value $1,080.5; 2009 – $646.2)	888.3	475.4
Derivatives and other invested assets (cost $364.9; 2009 – $122.5)	586.7	142.7
Assets pledged for short sale and derivative obligations (cost $740.5; 2009 – $149.2)	752.6	151.5
	22,485.0	20,078.6
Deferred premium acquisition costs	372.0	332.3
Future income taxes	286.0	318.7
Premises and equipment	202.7	168.6
Goodwill and intangible assets	934.2	438.8
Other assets	176.8	149.7
	32,487.7	28,402.8
Liabilities Subsidiary indebtedness	80.7	12.1
Accounts payable and accrued liabilities	1,617.1	1,202.2
Income taxes payable	123.3	70.9
Short sale and derivative obligations (including at the holding company – $80.6; 2009 – $8.9)	212.5	57.2
Funds withheld payable to reinsurers	356.2	354.9
	2,389.8	1,697.3
Provision for claims	16,186.9	14,747.1
Unearned premiums	2,294.0	1,920.1
Long term debt – holding company borrowings	1,475.8	1,236.9
Long term debt – subsidiary company borrowings	917.4	891.3
Other long term obligations – holding company	309.3	173.5
	21,183.4	18,968.9
Contingencies (note 10) Equity Common shareholders’ equity	8,223.9	7,391.8
Preferred stock	646.2	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,870.1	7,619.0
Non-controlling interests	44.4	117.6
Total equity	8,914.5	7,736.6
	32,487.7	28,402.8

(1)	Refer to note 2 for impact of new accounting policies.

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

for the three and nine months ended September 30, 2010 and 2009
(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months
	2010	2009(1)	2010	2009(1)
Revenue Gross premiums written	1,469.5	1,281.6	4,142.7	3,928.3
Net premiums written	1,203.6	1,064.3	3,414.3	3,295.6
Net premiums earned	1,198.4	1,095.9	3,369.7	3,306.9
Interest and dividends	203.3	184.7	581.7	540.3
Net gains on investments	68.1	797.8	872.4	974.8
Excess of fair value of net assets acquired over purchase price	83.5	—	83.5	—
Other revenue	127.7	135.0	389.8	406.3
	1,681.0	2,213.4	5,297.1	5,228.3
Expenses Losses on claims	874.4	797.0	2,517.2	2,347.7
Operating expenses	237.1	223.9	689.9	620.8
Commissions, net	184.3	168.4	529.0	518.4
Interest expense	50.9	40.7	142.5	117.0
Other expenses	125.0	134.1	387.3	402.0
	1,471.7	1,364.1	4,265.9	4,005.9
Earnings from operations before income taxes	209.3	849.3	1,031.2	1,222.4
Income taxes	(10.5)	223.7	196.7	314.9
Net earnings	219.8	625.6	834.5	907.5
Attributable to:
Shareholders of Fairfax	219.0	562.4	833.6	777.4
Non-controlling interests	0.8	63.2	0.9	130.1
	219.8	625.6	834.5	907.5
Net earnings per share	$10.29	$31.04	$39.91	$43.66
Net earnings per diluted share	$10.24	$30.88	$39.73	$43.42
Cash dividends paid per share	$–	$—	$10.00	$8.00
Shares outstanding (000) (weighted average)	20,520	18,050	20,423	17,669

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and nine months ended September 30, 2010 and 2009
(unaudited – US$ millions)

	Third quarter		First nine months
	2010	2009(1)	2010	2009(1)
Net earnings	219.8	625.6	834.5	907.5
Other comprehensive income (loss), net of income taxes Change in net unrealized gains (losses) on available for sale securities(2)	406.7	582.3	434.4	948.1
Reclassification of net realized (gains) losses to net earnings(3)	(229.9)	(124.8)	(432.7)	33.6
Change in unrealized foreign currency translation gains (losses)(4)	23.4	104.5	56.9	182.3
Change in gains and losses on hedges of net investment in foreign subsidiary(5)	(22.8)	(8.5)	(6.9)	(13.6)
Other comprehensive income, net of income taxes	177.4	553.5	51.7	1,150.4
Comprehensive income	397.2	1,179.1	886.2	2,057.9
Attributable to:
Shareholders of Fairfax	396.4	1,057.4	885.3	1,819.7
Non-controlling interests	0.8	121.7	0.9	238.2
	397.2	1,179.1	886.2	2,057.9

(1)	Refer to note 2 for impact of new accounting policies.

(2)	Net of income tax expense of $187.3 (2009 – $281.9) and $195.9 (2009 – $437.6) for the third quarter and first nine months of 2010, respectively.

(3)	Net of income tax recovery of $109.5 (2009 – $57.9) and $182.0 (2009 – $7.7) for the third quarter and first nine months of 2010, respectively.

(4)	Net of income tax recovery of $27.3 (2009 – $10.5) and income tax expense of $5.3 (2009 – income tax recovery of $27.9) for the third quarter and first nine months of 2010, respectively.

(5)	Net of income tax expense of nil (2009 – $0.4) and nil (2009 – income tax recovery of $1.6) for the third quarter and first nine months of 2010, respectively.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the nine months ended September 30, 2010 and 2009
(unaudited – US$ millions)

	2010	2009(1)
Common stock – Subordinate voting shares – beginning of period	3,054.8	2,121.1
Issuances during the period	199.8	989.3
Purchases for cancellation	(1.2)	(5.6)
Subordinate voting shares – end of period	3,253.4	3,104.8
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	3,257.2	3,108.6
Treasury shares (at cost) – beginning of period	(28.7)	(22.7)
Net acquisitions	(23.4)	(7.3)
Treasury shares (at cost) – end of period	(52.1)	(30.0)
Share-based compensation – beginning of period	–	—
Amortization to net earnings during the period	0.4	—
Share-based compensation – end of period	0.4	—
Retained earnings – beginning of period	3,468.8	2,871.9
Net earnings for the period	833.6	777.4
Excess over stated value of common shares purchased for cancellation	(1.5)	(4.9)
Common share dividends	(200.8)	(140.8)
Preferred share dividends	(18.6)	(5.9)
Retained earnings – end of period	4,081.5	3,497.7
Accumulated other comprehensive income (loss) – beginning of period	893.1	(107.8)
Application of the equity method of accounting	(7.9)	36.9
Othr comprehensive income (loss), net of income taxes:
Change in net unrealized gains (losses) on available for sale securities	434.4	827.8
Reclassification of net realized (gains) losses to net earnings	(432.7)	40.1
Change in unrealized foreign currency translation gains (losses)	56.9	188.0
Change in gains and losses on hedge of net investment in foreign subsidiary	(6.9)	(13.6)
Other comprehensive income (loss), net of income taxes	51.7	1,042.3
Accumulated other comprehensive income – end of period	936.9	971.4
Common shareholders’ equity	8,223.9	7,547.7
Preferred stock – Series A – beginning and end of period	–	38.4
Series B – beginning and end of period	–	64.1
Series C – beginning and end of period	227.2	—
Series E – beginning of period	–	—
Issuances during the period	183.1	—
Series E – end of period	183.1	—
Series G – beginning of period	–	—
Issuances during the period	235.9	—
Series G – end of period	235.9	—
Preferred stock	646.2	102.5
Shareholders’ equity attributable to shareholders of Fairfax	8,870.1	7,650.2
Non-controlling interests – beginning of period	117.6	1,382.8
Net earnings for the period	0.9	130.1
Application of the equity method of accounting	–	5.9
Othr comprehensive income (loss), net of income taxes:
Change in net unrealized gains (losses) on available for sale securities	–	120.3
Reclassification of net realized (gains) losses to net earnings	–	(6.5)
Change in unrealized foreign currency translation gains (losses)	–	(5.7)
Other comprehensive income (loss), net of income taxes	–	108.1
Common share dividends	–	(7.3)
Net changes in capitalization	(4.8)	(533.7)
Other	(69.3)	(19.3)
Non-controlling interests – end of period	44.4	1,066.6
Total equity	8,914.5	8,716.8

(1)	Refer to note 2 for impact of new accounting policies.

	2010	2009
Number of shares outstanding Common stock – Subordinate voting shares – beginning of period	19,240,100	16,738,055
Issuances during the period	563,381	2,881,844
Purchases for cancellation	(7,900)	(44,500)
Net treasury shares acquired	(52,052)	(26,581)
Subordinate voting shares – end of period	19,743,529	19,548,818
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	20,492,299	20,297,588
Preferred stock – Series A – beginning and end of period	–	2,250,000
Series B – beginning and end of period	–	3,750,000
Series C – beginning and end of period	10,000,000	—
Series E – beginning of period	–	—
Issuances during the period	8,000,000	—
Series E – end of period	8,000,000	—
Series G – beginning of period	–	—
Issuances during the period	10,000,000	—
Series G – end of period	10,000,000	—
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and nine months ended September 30, 2010 and 2009
(unaudited – US$ millions)

	Third quarter		First nine months
	2010	2009	2010	2009
Operating activities Net earnings	219.8	625.6	834.5	907.5
Amortization of premises and equipment and intangible assets	11.6	11.2	32.9	27.6
Net bond discount amortization	(6.1)	(7.5)	(22.9)	(21.2)
Earnings on investments, at equity	(13.6)	(17.7)	(31.7)	(21.7)
Future income taxes	(7.6)	111.0	39.5	114.0
Loss on significant commutations	–	21.1	–	21.1
Net (gains) losses on available for sale securities	(303.3)	(201.7)	(692.2)	28.1
Other net losses (gains) on investments	235.2	(596.1)	(180.2)	(1,002.9)
Excess of fair value of net assets acquired over purchase price	(83.5)	—	(83.5)	—
	52.5	(54.1)	(103.6)	52.5
Changes in operating assets and liabilities (note 16)	227.4	101.1	172.1	(601.8)
Cash provided by (used in) operating activities	279.9	47.0	68.5	(549.3)
Investing activities Net (purchases) sales of assets and liabilities classified as held for trading	(193.9)	(14.9)	(360.9)	159.3
Net sales (purchases) of securities designated as held for trading	120.5	55.8	666.2	(621.4)
Available for sale securities – purchases	(2,036.4)	(486.3)	(4,552.5)	(6,248.3)
– sales	2,205.8	1,885.3	5,941.9	8,719.0
Net (increase) decrease in restricted cash and cash equivalents	(23.7)	(90.3)	9.8	2.6
Net (purchases) sales of investments, at equity	(329.2)	0.9	(360.3)	(53.9)
Net purchases of premises and equipment and intangible assets	(5.0)	(8.1)	(24.1)	(17.0)
Net purchases of subsidiaries, net of cash acquired	566.8	(56.2)	(484.0)	(627.7)
Cash provided by (used in) investing activities	304.9	1,286.2	836.1	1,312.6
Financing activities Subsidiary indebtedness Issuances	9.3	6.1	15.3	7.8
Repayment	(6.1)	(0.7)	(17.5)	(16.4)
Long term debt – holding company Issuance	–	362.0	269.6	362.0
Issuance costs	–	(3.0)	(1.8)	(3.0)
Repayment	–	(1.0)	–	(13.8)
Long term debt – subsidiary companies Issuance costs	(2.7)	—	(6.0)	—
Repayment	(7.5)	(0.4)	(21.3)	(0.9)
Other long term obligations – holding company repayment	(1.5)	(1.3)	(4.4)	(9.6)
Net repurchases of subsidiary securities	(0.1)	(32.9)	(4.4)	(99.8)
Subordinate voting shares Issuances	–	1,000.0	200.0	1,000.0
Issuance costs	–	(16.2)	(0.3)	(16.2)
Repurchases	–	(3.7)	(2.7)	(10.5)
Preferred shares Issuances	241.4	—	429.0	—
Issuance costs	(7.6)	—	(13.8)	—
Purchase of subordinate voting shares for treasury	(10.4)	(7.7)	(26.4)	(12.8)
Common share dividends	–	—	(200.8)	(140.8)
Preferred share dividends	(7.9)	(2.1)	(18.6)	(5.9)
Dividends paid to non-controlling interests	–	(2.3)	–	(7.3)
Cash provided by (used in) financing activities	206.9	1,296.8	595.9	1,032.8
Foreign currency translation	41.9	74.0	0.7	106.6
Increase (decrease) in cash and cash equivalents	833.6	2,704.0	1,501.2	1,902.7
Cash and cash equivalents – beginning of period	2,824.5	1,724.4	2,156.9	2,525.7
Cash and cash equivalents – end of period	3,658.1	4,428.4	3,658.1	4,428.4
Cash and cash equivalents are included in the consolidated balance sheet as follows:
Holding company cash and short term investments (including assets pledged for short sale and derivative obligations)	401.2	1,473.5	401.2	1,473.5
Subsidiary cash and short term investments (including assets pledged for short sale and derivative obligations)	3,323.4	3,067.5	3,323.4	3,067.5
Subsidiary restricted cash and short term investments	(66.5)	(112.6)	(66.5)	(112.6)
	3,658.1	4,428.4	3,658.1	4,428.4
Supplementary information Interest paid	28.1	8.7	116.8	84.8
Taxes paid	80.5	52.4	227.2	743.2

See accompanying notes.

Notes to Consolidated Financial Statements
\for the three and nine months ended September 30, 2010 and 2009
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2009. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2009 except as described in note 2, but they do not include all disclosures normally provided in annual financial statements prepared in accordance with Canadian GAAP.

The holding company is a financial holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore makes a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments and long term debt, to provide additional insight into the company’s liquidity, financial leverage and capital structure.

2.   Summary of Significant Accounting Policies

Application of the equity method of accounting

On July 15, 2010, the company exercised rights it had acquired and fulfilled certain obligations pursuant to a standby purchase agreement which resulted in the purchase by the company and its affiliates of 16,144,861 common shares of Fibrek Inc. (“Fibrek”) for cash consideration of $15.7, that when aggregated with common shares already owned by the company and its affiliates represented approximately 25.8% of the total common shares of Fibrek outstanding. Accordingly, the company commenced recording its investment in the common shares of Fibrek on the equity method of accounting on a prospective basis. This change in accounting treatment in the third quarter of 2010 increased investments, at equity by $20.3, decreased investments in common stocks by $32.1 and increased future income taxes by $3.9. The gross unrealized gain of $11.8 (net of income tax expense of $3.9) that had been included in accumulated other comprehensive income was reclassified as an adjustment to investments, at equity decreasing the carrying value from its fair value to its cost.

In connection with its participation in the recapitalization of MEGA Brands Inc. (“MEGA”), the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined that its remaining 16.5% interest in MEGA combined with its responsibility pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA on the equity method of accounting on a prospective basis.

Changes in accounting policies

Effective January 1, 2010, the company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations (“Section 1582”), Section 1601, Consolidated Financial Statements (“Section 1601”) and Section 1602, Non-Controlling Interests (“Section 1602”).

Section 1582 (equivalent to IFRS 3 “Business Combinations”) retained the fundamental requirements of previous guidance to identify an acquirer, to use the acquisition method of accounting for each business combination and requires that the identifiable assets acquired, liabilities assumed and any contingent consideration issued in a business combination be measured at fair value at the date of acquisition. Subsequent changes in the fair value of contingent consideration accounted for as a financial liability and any future adjustments to income tax estimates are recorded in net earnings. Share consideration issued by the acquirer is measured at fair value at the acquisition date and the acquirer is required to expense acquisition-related costs as incurred. A non-controlling interest may be measured at fair value or at the proportionate share of identifiable net assets acquired. Under previous Canadian GAAP, a non-controlling interest was recorded at the proportionate share of the carrying value of the acquiree.

Section 1601 carried forward existing guidance on aspects of the preparation of consolidated financial statements subsequent to the acquisition date other than those pertaining to a non-controlling interest. Section 1602 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination and requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net earnings and other comprehensive income attributable to the parent and to a non-controlling interest to be clearly identified and presented on the consolidated statements of earnings and comprehensive income respectively; and changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control to be accounted for as an equity transaction.

The company has elected to early adopt these Handbook Sections, effective January 1, 2010. In accordance with the transitional provisions, these Handbook Sections were applied on a prospective basis, with the exception of the presentation and disclosure requirements for non-controlling interests which must be applied retrospectively. The adoption of these Handbook Sections did not have a significant impact on the company’s consolidated financial statements other than the reclassifications of non-controlling interests, as described above.

3.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	September 30, 2010					December 31, 2009
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	399.2	0.2	–	–	399.4	115.4	227.5	28.5	—	371.4
Cash and short term investments pledged for short sale and derivative obligations	2.0	116.5	–	–	118.5	24.5	30.0	24.4	—	78.9
Bonds	–	230.8	269.6	–	500.4	—	368.5	34.7	—	403.2
Preferred stocks	–	36.0	–	–	36.0	—	64.8	—	—	64.8
Common stocks	–	2.3	202.9	–	205.2	—	1.7	234.1	—	235.8
Derivatives	87.6	–	–	–	87.6	97.5	—	—	—	97.5
	488.8	385.8	472.5	–	1,347.1	237.4	692.5	321.7	—	1,251.6
Short sale and derivative obligations	(80.6)	–	–	–	(80.6)	(8.9)	—	—	—	(8.9)
	408.2	385.8	472.5	–	1,266.5	228.5	692.5	321.7	—	1,242.7
Portfolio investments:
Cash and short term investments	3,315.3	325.1	82.4	–	3,722.8	2,093.3	803.8	347.7	—	3,244.8
Bonds	–	6,888.8	5,603.8	–	12,492.6	—	6,628.2	4,290.1	—	10,918.3
Preferred stocks	–	499.1	38.3	–	537.4	—	261.1	31.7	—	292.8
Common stocks	–	177.6	3,327.0	–	3,504.6	—	90.4	4,762.7	—	4,853.1
Investments, at equity	–	–	–	888.3	888.3	—	—	—	475.4	475.4
Derivatives	554.9	–	–	–	554.9	127.7	—	—	—	127.7
Other invested assets	–	–	–	31.8	31.8	—	—	—	15.0	15.0
	3,870.2	7,890.6	9,051.5	920.1	21,732.4	2,221.0	7,783.5	9,432.2	490.4	19,927.1
Assets pledged for short sale and
derivative obligations:
Cash and short term investments	8.1	–	–	–	8.1	—	4.6	—	—	4.6
Bonds	–	397.6	346.9	–	744.5	—	84.1	62.8	—	146.9
	8.1	397.6	346.9	–	752.6	—	88.7	62.8	—	151.5
	3,878.3	8,288.2	9,398.4	920.1	22,485.0	2,221.0	7,872.2	9,495.0	490.4	20,078.6
Short sale and derivative obligations	(131.9)	–	–	–	(131.9)	(48.3)	—	—	—	(48.3)
	3,746.4	8,288.2	9,398.4	920.1	22,353.1	2,172.7	7,872.2	9,495.0	490.4	20,030.3

Restricted cash and cash equivalents at September 30, 2010 of $66.5 (December 31, 2009 – $76.3) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash, short term investments and marketable securities, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company classified U.S. state and municipal bonds of $968.6 (December 31, 2009 – $996.6) which were purchased prior to September 30, 2008 as available for sale. U.S. state and municipal bonds of $4,924.2 (December 31, 2009 – $4,501.2) which were acquired subsequent to September 30, 2008 have been designated as held for trading.

The consolidated balance sheet includes $815.5 (December 31, 2009 – $825.7) of convertible bonds containing embedded derivatives (sometimes referred to as hybrid financial instruments) which the company has designated as held for trading.

Gross unrealized gains and losses on investments classified as available for sale by type of issuer, including assets pledged for short sale and derivative obligations, were as follows:

	September 30, 2010				December 31, 2009
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value
Holding company:

Short term investments:(1) Canadian government	–	–	–	–	24.4	—	—	24.4
U.S. treasury	–	–	–	–	28.5	—	—	28.5
	–	–	–	–	52.9	—	—	52.9
Bonds:
U.S. treasury	253.3	5.1	–	258.4	—	—	—	—
U.S. states and municipalities	–	–	–	–	22.5	0.8	—	23.3
Other government	10.9	–	(0.7)	10.2	—	—	—	—
Corporate and other	1.0	–	–	1.0	10.9	0.5	—	11.4
	265.2	5.1	(0.7)	269.6	33.4	1.3	—	34.7
Common stocks:
Canadian	13.2	17.0	–	30.2	39.5	18.9	—	58.4
U.S.	81.9	37.1	–	119.0	80.7	44.2	(1.5)	123.4
Other	38.4	15.3	–	53.7	38.2	14.1	—	52.3
	133.5	69.4	–	202.9	158.4	77.2	(1.5)	234.1
Portfolio investments:
Short term investments:
Canadian government	3.7	0.6	–	4.3	15.5	0.5	—	16.0
U.S. treasury	4.4	–	–	4.4	192.5	—	—	192.5
Other government	60.8	12.9	–	73.7	125.5	13.7	—	139.2
	68.9	13.5	–	82.4	333.5	14.2	—	347.7
Bonds:
Canadian government	386.2	3.7	–	389.9	179.2	—	(0.1)	179.1
Canadian provincials	239.4	32.7	–	272.1	417.4	39.6	—	457.0
U.S. treasury	2,166.5	118.1	(17.5)	2,267.1	490.1	12.3	(41.4)	461.0
U.S. states and municipalities	765.7	53.5	–	819.2	938.6	38.0	(3.3)	973.3
Other government	886.1	35.7	(13.2)	908.6	848.8	21.5	(27.6)	842.7
Corporate and other	842.4	117.7	(13.2)	946.9	1,239.7	138.3	(1.0)	1,377.0
	5,286.3	361.4	(43.9)	5,603.8	4,113.8	249.7	(73.4)	4,290.1
Preferred stocks:
U.S.	0.4	–	–	0.4	0.1	—	—	0.1
Other	35.3	2.6	–	37.9	31.2	0.4	—	31.6
	35.7	2.6	–	38.3	31.3	0.4	—	31.7
Common stocks:
Canadian	431.6	269.1	(0.5)	700.2	476.9	230.8	—	707.7
U.S.	1,432.0	110.9	–	1,542.9	2,716.2	398.5	—	3,114.7
Other	796.5	291.2	(3.8)	1,083.9	756.9	188.8	(5.4)	940.3
	2,660.1	671.2	(4.3)	3,327.0	3,950.0	818.1	(5.4)	4,762.7
Assets pledged for short sale and
derivative obligations:
Bonds:
Canadian provincials	–	–	–	–	1.0	0.1	—	1.1
U.S. treasury	161.3	1.0	–	162.3	0.4	—	—	0.4
U.S. states and municipalities	138.5	10.9	–	149.4	—	—	—	—
Other government	35.0	0.2	–	35.2	54.1	1.7	—	55.8
Corporate and other	–	–	–	–	5.0	0.5	—	5.5
	334.8	12.1	–	346.9	60.5	2.3	—	62.8

(1)	Includes nil (December 31, 2009 – $24.4) of short term investments included in assets pledged for short sale and derivative obligations.

Net gains (losses) on investments include the following gross gains and losses realized on the sale of securities classified as available for sale:

	Third quarter		First nine months
	2010	2009	2010	2009
Gross realized gains from sales	332.8	209.2	746.1	379.2
Gross realized losses from sales	(6.3)	(7.5)	(21.2)	(75.9)
Provisions for other than temporary impairments	(23.2)	—	(32.7)	(331.4)
	303.3	201.7	692.2	(28.1)

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (losses) rather than in other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. Net gains (losses) on investments for the third quarter and first nine months of 2010 included $23.2 (2009 – nil) and $32.7 (2009 – $331.4) respectively of provisions for other than temporary impairments. After such provisions, the unrealized losses on such securities at September 30, 2010 were $4.3 ($6.9 at December 31, 2009) for common stocks and $44.6 ($73.4 at December 31, 2009) for bonds. The company had investments in four debt securities (comprised of U.S. treasury and other government debt securities) classified as available for sale which were in unrealized loss positions for a period greater than twelve months at September 30, 2010. The unrealized loss of $21.4 on these securities at September 30, 2010 was due to the effects of foreign currency translation on U.S. treasury and other government debt securities of $11.2 and an increase in U.S. treasury rates on U.S. treasury securities of $10.2.

Bonds designated or classified as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features.

	September 30, 2010		December 31, 2009
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	507.4	477.4	779.5	726.3
Due after 1 year through 5 years	2,172.0	2,009.5	2,445.5	2,199.3
Due after 5 years through 10 years	4,862.8	5,633.8	5,412.7	6,039.4
Due after 10 years	5,296.0	5,616.8	2,476.9	2,503.4
	12,838.2	13,737.5	11,114.6	11,468.4

The fair value and carrying value of investments, at equity were as follows:

	September 30, 2010		December 31, 2009
	Fair value	Carrying value	Fair value	Carrying value
Portfolio investments:
Investments, at equity Gulf Insurance Company(1)	159.8	217.1	—	—
ICICI Lombard General Insurance Company Limited	211.7	94.8	204.4	75.9
Cunningham Lindsey Group Limited	152.7	118.2	159.5	134.8
International Coal Group, Inc.	239.8	166.5	173.9	163.0
Singapore Reinsurance Corporation Limited	24.7	24.3	22.9	20.9
The Brick Group Income Fund	23.9	12.5	8.9	4.2
Partnerships, trusts and other	210.9	208.1	76.6	76.6
MEGA Brands Inc.	25.0	26.4	—	—
Fibrek Inc.	32.0	20.4	—	—
	1,080.5	888.3	646.2	475.4

(1)	On September 28, 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance Company for cash consideration of $217.1 (61.9 million Kuwait dinar), as described in note 5.

The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs and by employing valuation techniques which make use of current market data. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. A description of the inputs used in the valuation of financial instruments at September 30, 2010 is summarized as follows:

Level 1 – Quoted prices in active markets for identical instruments – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair value of the majority of the company’s common stocks and equity call options and positions in securities sold but not yet purchased are determined based on quoted prices in active markets obtained from external pricing sources.

Level 2 – Significant other observable inputs – Inputs include directly or indirectly observable inputs other than quoted prices included within Level 1. These inputs include quoted prices for similar instruments exchanged in active markets; quoted prices for identical or similar instruments exchanged in inactive markets; inputs other than quoted prices that are observable for the instruments, such as interest rates and yield curves.

The company’s investments in government securities (including federal, state, provincial and municipal bonds), corporate securities, private placements and infrequently traded securities are priced using publicly traded over-the-counter prices or broker-dealer quotes. Market observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments.

The fair values of derivatives such as equity total return swaps, equity index total return swaps, and CPI-linked derivative contracts are based on third party broker-dealer quotes. The fair values of warrants are based on quoted market prices or broker-dealer quotations where available. Otherwise, the fair value of warrants are determined using an option pricing model that incorporates market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate. To assess the reasonableness of pricing received from broker-dealers, the company compares the fair values supplied by broker-dealers to industry accepted discounted cash flow and option pricing models, to observable inputs such as credit spreads and discount rates and to recent transaction prices for similar assets where available. To assess the reasonableness of fair values of CPI-linked derivative contracts, the company compares the fair values supplied by broker-dealers to values determined using option pricing models that incorporate certain market observable inputs such as the current value of the relevant CPI index underlying the derivative, time until contract expiration, the inflation swap rate, nominal swap rate and inflation volatilities and by comparing to recent market transactions where available. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of rates of inflation in the future and related inflation volatilities.

The fair values of credit default swaps are based principally on third party broker-dealer quotes. To assess the reasonableness of values obtained from broker-dealers, the company compares the fair values supplied by broker-dealers to values determined using discounted cash flow models that incorporate certain market observable inputs including the underlying individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

The company has investments of $1,062.0 ($1,231.4 at December 31, 2009) in certain private placement debt securities and preferred shares which it classifies as Level 2 within the fair value hierarchy and has designated as held for trading or classified as available for sale depending on the characteristics of the security. The fair values of these securities are determined based on industry accepted discounted cash flow and option pricing models, which are sensitive to certain market observable inputs, specifically share price volatility (for convertible securities) and credit spreads of the issuer.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner. Generally, these limited partnerships invest in securities that trade in active markets and as a result, their net asset values reflect their fair values. The company classifies such investments as Level 2 within the fair value hierarchy when they may be liquidated or redeemed within three months or less of providing notice to the general partner.

Level 3 – Significant unobservable inputs – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date.

The company values its mortgage-backed securities purchased at deep discounts to par during 2008 (fair value of $36.0 at September 30, 2010 ($30.1 at December 31, 2009)), using an internal discounted cash flow model. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and projects the remaining cash flows from the underlying mortgages, using a number of assumptions and inputs that are based on the security-specific collateral. The company assesses the reasonableness of the fair values of these securities by comparing to industry accepted discounted cash flow valuation models, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar assets where available.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner. Generally, these limited partnerships invest in securities that trade in active markets and as a result, their net asset values reflect their fair values. The company classifies such investments as Level 3 within the fair value hierarchy when the company is required to provide the general partner with more than three months notice prior to liquidation or redemption of the partnership interest.

The company has investments of $30.4 ($17.1 at December 31, 2009) in certain private placement debt securities and preferred shares which it classifies as Level 3 within the fair value hierarchy and has designated as held for trading or classified as available for sale depending on the characteristics of the security. The fair values of these securities are determined based on industry accepted discounted cash flow and option pricing models, which are sensitive to certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer.

  The company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities and derivative contracts were as follows:

	September 30, 2010				December 31, 2009
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,724.6	3,724.6	–	–	2,233.2	2,233.2	—	—
Short term investments:
Canadian government	40.3	37.8	2.5	–	71.8	71.8	—	—
U.S. treasury	224.6	224.6	–	–	1,196.5	1,196.5	—	—
Other government	224.5	221.3	3.2	–	177.2	135.0	42.2	—
Corporate and other	34.8	–	34.8	–	21.0	—	21.0	—
	524.2	483.7	40.5	–	1,466.5	1,403.3	63.2	—
Bonds:
Canadian government	394.9	–	394.9	–	191.7	—	191.7	—
Canadian provincials	1,235.4	–	1,235.4	–	1,346.8	—	1,346.8	—
U.S. treasury	2,696.2	–	2,696.2	–	541.4	—	541.4	—
U.S. states and municipalities	5,892.8	–	5,892.8	–	5,497.8	—	5,497.8	—
Other government	981.7	–	981.7	–	919.7	—	919.7	—
Corporate and other	2,194.8	–	2,164.7	30.1	2,689.3	—	2,672.2	17.1
Mortgage backed securities – residential	341.7	–	305.7	36.0	281.7	—	251.6	30.1
	13,737.5	–	13,671.4	66.1	11,468.4	—	11,421.2	47.2
Preferred stocks:
Canadian	119.5	–	119.5	–	110.4	—	110.4	—
U.S.	416.0	–	415.7	0.3	215.6	—	215.6	—
Other	37.9	–	37.9	–	31.6	—	31.6	—
	573.4	–	573.1	0.3	357.6	—	357.6	—
Common stocks:(1) Canadian	720.9	701.6	16.8	2.5	755.5	740.2	15.3	—
U.S.	1,702.6	1,586.3	45.3	71.0	3,226.6	3,187.6	38.6	0.4
Other	1,142.0	801.2	297.2	43.6	980.8	710.3	267.1	3.4
	3,565.5	3,089.1	359.3	117.1	4,962.9	4,638.1	321.0	3.8
Derivatives and other invested assets(2)	649.5	47.0	602.5	–	232.2	41.6	190.6	—
Short sale and derivative obligations	(212.5)	–	(212.5)	–	(57.2)	—	(57.2)	—
Holding company cash, short term investments and marketable securities and portfolio investments measured at fair value	22,562.2	7,344.4	15,034.3	183.5	20,663.6	8,316.2	12,296.4	51.0
	100.0%	32.6%	66.6%	0.8%	100.0%	40.2%	59.5%	0.3%

(1)
Excluded from these totals are available for sale investments of $68.8 ($66.4 at December 31, 2009) and $75.5 ($59.6 at December 31, 2009) in common shares and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

(2)	Excluded from these totals are real estate investments of $24.8 ($8.0 at December 31, 2009) which are carried at cost.

A summary of changes in fair values of Level 3 financial assets measured at fair value on a recurring basis for the nine months ended September 30 follows:

	September 30, 2010				September 30, 2009
	Bonds	Common stocks	Preferred stocks	Total	Bonds	Common stocks	Total
Balance – beginning of period	47.2	3.8	–	51.0	166.6	3.8	170.4
Total realized and unrealized gains (losses) Included in net gains (losses) on investments	15.7	3.0	4.6	23.3	(15.0)	—	(15.0)
Included in other comprehensive income	1.5	2.5	–	4.0	0.6	(0.3)	0.3
Purchases	32.8	16.1	100.0	148.9	44.2	0.8	45.0
Acquisition of Zenith National	1.0	78.2	0.3	79.5	—	—	—
Sales	(32.1)	(1.5)	–	(33.6)	(45.2)	—	(45.2)
Transfer in (out) of category	–	15.0	(104.6)	(89.6)	(95.5)	—	(95.5)
Balance – end of period	66.1	117.1	0.3	183.5	55.7	4.3	60.0

The company recognized net losses of $1.4 (2009 – $1.0) and net gains of $5.4 (2009 – net losses of $22.6) in the third quarter and first nine months of 2010 respectively, representing the change in fair value of the company’s investments still held as at September 30, 2010 which are priced using Level 3 inputs (principally mortgage-backed securities purchased at deep discounts to par and certain limited partnerships which can not be liquidated in the near term). The company also received $5.2 (2009 – $31.8) and $21.4 (2009 – $53.4) in the third quarter and first nine months of 2010 respectively, of interest and return of capital related to mortgage-backed securities purchased at deep discounts to par. During the third quarter of 2010, the credit spread (an observable input) became available for a preferred stock owned in the company’s investment portfolio following the receipt of a credit rating by the issuer of that preferred stock. As a result, on July 1, 2010, the fair value of $104.6 previously recorded within the Level 3 category of the fair value hierarchy was reclassified to the Level 2 category. In addition, during the first quarter of 2009, as a result of an increase in market liquidity, broker quotations and observable market transactions became available for certain of the company’s mortgage-backed securities where a fair value was previously determined using Level 3 inputs. Accordingly, $95.5 of these securities were transferred from the Level 3 category to the Level 2 category. The company has adopted a policy of recording transfers between fair value hierarchy categories effective from the beginning of the reporting period in which the transfer is identified.

4.   Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	September 30, 2010				December 31, 2009
			Fair value				Fair value
		Notional				Notional
	Cost	amount	Assets	Liabilities	Cost	amount	Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	5,040.8	0.9	81.2	—	1,582.7	9.2	—
Equity total return swaps – short positions	–	518.4	1.7	54.4	—	232.2	—	1.2
Equity total return swaps – long positions	–	1,131.9	11.4	14.4	—	214.6	8.7	7.7
Equity call options	40.0	40.0	47.0	–	46.2	79.3	46.0	—
Warrants	21.5	153.8	134.5	–	10.1	127.5	71.6	—
Credit derivatives:
Credit default swaps	70.7	3,575.1	70.8	–	114.8	5,926.2	71.6	—
Warrants	16.6	340.2	20.1	–	15.8	340.2	2.8	—
CPI-linked derivative contracts	263.3	30,839.6	356.1	–	8.8	1,490.7	8.2	—
Foreign exchange forward contracts	–	–	–	52.5	—	—	1.6	48.0
Other derivative contracts	–	–	–	10.0	—	—	5.5	0.3
Total			642.5	212.5			225.2	57.2

The company is exposed to significant market risk through its investing activities. Market risk is the potential for a negative impact on the consolidated balance sheet and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices, pricing levels and credit spreads. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

The fair value of derivatives in a gain position are presented on the consolidated balance sheets in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheets in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Equity contracts

Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s portfolio of common stocks. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statements of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2010, the company added $546.1 of notional amount to its equity total return swaps – long positions for investment purposes, and added $284.4 of notional amount to its equity total return swaps – short positions which the company considers to be part of its economic hedge of its equity and equity related holdings. During the second quarter of 2010, as a result of volatility in the equity markets and international credit concerns, the company increased the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At September 30, 2010, equity hedges represented approximately 90.9% of the company’s equity and equity-related holdings ($6,116.0). The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

At September 30, 2010, the fair value of assets pledged as collateral included in portfolio investments and in the cash, short term investments and marketable securities of the holding company was $871.1 ($230.4 at December 31, 2009), of which nil (nil at December 31, 2009) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. Total assets pledged of $871.1 is comprised of collateral primarily for equity and equity index total return swap obligations.

Equity call options include derivative purchase contracts and call options on certain U.S. publicly traded common stocks. Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies during the second quarter of 2009. The warrants have expiration dates ranging from 2.3 years to 4.3 years.

Credit contracts

The company has credit default swaps, referenced primarily to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 2.6 years (2.4 years at December 31, 2009) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

During the third quarter of 2010, the company recorded net mark-to-market losses of $28.5 (2009 – $79.0) in respect of positions remaining open at quarter end. During the first nine months of 2010, the company sold $95.0 (2009 – $3,042.9) notional amount of credit default swaps for proceeds of $11.9 (2009 – $231.6) and recorded net gains on sale of $12.5 (2009 – $46.2) and recorded net mark-to-market gains of $7.2 (2009 – net mark-to-market losses of $150.8). The expiration at maturity of $404.9 (2009 – nil) and $1,879.6 (2009 – nil) notional amounts of credit default swaps during the third quarter and first nine months of 2010 respectively did not have a significant impact on the net earnings of those respective periods. Sales or expiration of credit default swap contracts during the first nine months of 2010 and 2009 caused the company to reverse any previously recorded unrealized market value changes since inception of the contract and to record the amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 36.1 years.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining average life of 9.6 years (10.0 years at December 31, 2009) and a notional amount and fair value as shown in the table below. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	September 30, 2010			December 31, 2009
	Notional Amount			Notional Amount
Underlying CPI Index	Original currency	U.S. dollars	Weighted average strike price	Original currency	U.S. dollars	Weighted average strike price
United States	14,000.0	14,000.0	216.34	800.0	800.0	215.85
United Kingdom	550.0	866.7	216.01	250.0	403.8	215.30
European Union	11,700.0	15,972.9	108.77	200.0	286.9	107.91
		30,839.6			1,490.7

During the third quarter of 2010, the company purchased $6,558.6 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $80.2 (2009 – nil) and recorded net mark-to-market gains of $30.8 (2009 – nil) in respect of positions remaining open at quarter end. During the first nine months of 2010, the company purchased $28,991.3 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $254.3 (2009 – nil) and recorded net mark-to-market gains of $89.6 (2009 – nil) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its net investments in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap, CPI-linked and other derivative contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts.

The fair value of the collateral deposited for the benefit of the company at September 30, 2010, all of which consisted of government securities that may be sold or repledged by the company, was $138.6 ($23.2 at December 31, 2009). The company had not exercised its right to sell or repledge collateral at September 30, 2010.

The fair value of the collateral deposited for the benefit of counterparties at September 30, 2010 was $871.1 ($206.0 at December 31, 2009), of which $745.1 ($156.4 at December 31, 2009) was collateral required to be deposited to enter into such derivative contracts and $126.0 ($49.6 at December 31, 2009) of which was collateral required to be deposited due to changes in fair value.

Financial performance

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments recognized in the consolidated statements of earnings. Common stock and equity index positions includes equity and equity index total return swaps and equity call options (and equity index call options during the nine months ended September 30, 2009). Other is primarily comprised of foreign exchange forward contracts, credit warrants and other derivative securities.

	Classified as held for trading						Designated as held for trading
	Common stock and equity index positions	Credit default swaps	Equity warrants	CPI-linked derivatives	Other	Total	Bonds	Preferred and common stocks	Total
For the three months ended September 30, 2010 Inception-to-date realized gains (losses) on positions closed in the period	(109.6)	(10.5)	–	–	12.0	(108.1)	38.8	–	38.8
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(279.1)	6.9	–	–	(1.2)	(273.4)	(29.5)	–	(29.5)
Mark-to-market gains (losses) arising on positions remaining open at period end	(135.2)	(28.5)	24.5	30.8	(5.5)	(113.9)	174.9	30.5	205.4
Net gains (losses)	(523.9)	(32.1)	24.5	30.8	5.3	(495.4)	184.2	30.5	214.7
For the three months ended September 30, 2009 Inception-to-date realized gains (losses) on positions closed in the period	(0.6)	—	—	—	(10.2)	(10.8)	22.1	—	22.1
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(11.5)	—	—	—	(0.7)	(12.2)	(6.5)	—	(6.5)
Mark-to-market gains (losses) arising on positions remaining open at period end	97.1	(79.0)	95.5	—	(10.4)	103.2	489.4	8.7	498.1
Net gains(losses)	85.0	(79.0)	95.5	—	(21.3)	80.2	505.0	8.7	513.7

	Classified as held for trading						Designated as held for trading
	Common stock and equity index positions	Credit default swaps	Equity warrants	CPI-linked derivatives	Other	Total	Bonds	Preferred and common stocks	Total
For the nine months ended September 30, 2010 Inception-to-date realized gains (losses) on positions closed in the period	(107.1)	(31.5)	–	–	5.7	(132.9)	(10.1)	0.1	(10.0)
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(7.0)	42.6	–	–	7.0	42.6	26.2	(0.3)	25.9
Mark-to-market gains (losses) arising on positions remaining open at period end	(130.5)	7.2	50.1	89.6	(11.4)	5.0	400.2	(45.5)	354.7
Net gains (losses)	(244.6)	18.3	50.1	89.6	1.3	(85.3)	416.3	(45.7)	370.6
For the nine months ended September 30, 2009 Inception-to-date realized gains (losses) on positions closed in the period	(41.9)	185.4	—	—	(16.0)	127.5	27.6	2.2	29.8
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	0.1	(139.2)	—	—	(24.7)	(163.8)	7.3	—	7.3
Mark-to-market gains (losses) arising on positions remaining open at period end	97.2	(150.8)	212.0	—	(20.0)	138.4	791.5	28.0	819.5
Net gains (losses)	55.4	(104.6)	212.0	—	(60.7)	102.1	826.4	30.2	856.6

Hedge of net investment in Northbridge

In June 2010, the company designated the carrying value of Cdn$275.0 principal amount of its Canadian dollar denominated senior notes due June 22, 2020 as a hedge of its net investment in Northbridge for financial reporting purposes. In August 2009, the company had designated the carrying value of Cdn$400.0 principal amount of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In the third quarter and first nine months of 2010, the company recognized pre-tax losses of $22.8 (2009 – $9.4) and $6.9 (2009 – $9.4) respectively related to foreign currency movements on the senior notes in changes in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

5.   Acquisitions and Divestitures

Nine months ended September 30, 2010

Acquisition by TIG Insurance Company

On August 17, 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the issued and outstanding shares of General Fidelity Insurance Company (“GFIC”), for total consideration of $240.2 comprised of a cash payment due upon closing of $100.0 and a contingent promissory note issued by TIG (the “TIG Note”) with an acquisition date fair value of $140.2 (the “GFIC Transaction”). The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Following this transaction, the assets and liabilities and results of operations of GFIC have been included in the company’s consolidated financial reporting in the Runoff reporting segment. The purchase price of $240.2 is comprised of net assets acquired of $323.7 less the excess of the fair value of net assets acquired over the purchase price of $83.5 recorded in the consolidated statement of earnings. GFIC’s assets and liabilities as summarized in the table below is preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the purchase date. GFIC is a property and casualty insurance company based in the United States whose insurance business will be run off under the management of Fairfax’s RiverStone subsidiary.

Acquisition of Zenith National

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by Fairfax and its affiliates, for $38.00 per share in cash, representing an aggregate cash purchase price of $1.3 billion. Prior to May 20, 2010, the company classified its $90.0 investment (original cost) in 8.2% of the outstanding common shares of Zenith National as available for sale. Upon completion of the acquisition of the remaining Zenith National shares, the company remeasured its previously owned investment in Zenith National to its fair value of $118.5 and recognized a one-time pre-tax gain of $28.5 reflecting the reclassification of the unrealized gain on previously owned common shares of Zenith National from accumulated other comprehensive income in common shareholders’ equity to net gains on investments in the consolidated statements of earnings. Following this transaction, the assets and liabilities and results of operations of Zenith National have been included in the company’s consolidated financial reporting in the Insurance – U.S. reporting segment. The allocation of the $1.4 billion purchase price (including the fair value of the previously owned common shares of Zenith National) to Zenith National’s assets and liabilities as summarized in the table below. Zenith National is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

	GFIC	Zenith National
Acquisition date	August 17, 2010	May 20, 2010
Percentage of common shares acquired	100%	100%
Assets:
Holding company cash, short term investments and marketable securities(1)	—	50.6
Accounts receivable and other	47.8	570.4
Recoverable from reinsurers	10.5	235.1
Portfolio investments(2)	661.1	1,746.6
Future income taxes(3)	42.2	—
Intangible assets(4)	—	175.5
Goodwill	—	317.6
Other assets	—	76.1
	761.6	3,171.9
Liabilities:
Accounts payable and accrued liabilities	10.4	206.2
Future income taxes(5)	—	44.2
Provision for claims	394.7	1,175.8
Unearned premiums	32.8	246.6
Long term debt – subsidiary company borrowings	—	57.7
	437.9	1,730.5
Net assets acquired	323.7	1,441.4
	761.6	3,171.9
Excess of fair value of net assets acquired over purchase price	83.5	—

(1)	Included in the carrying value of Zenith National’s holding company cash, short term investments and marketable securities acquired were $40.6 of holding company cash and cash equivalents.

(2)
Included in the carrying value of GFIC’s portfolio investments acquired were $650.0 of subsidiary cash and cash equivalents. Included in the carrying value of Zenith National’s portfolio investments acquired were $231.5 of subsidiary cash and cash equivalents and $47.5 of debt securities issued by Fairfax and OdysseyRe. The $47.5 of debt securities acquired have been eliminated against long term debt – holding company borrowings ($40.6) and long term debt – subsidiary company borrowings ($6.9) on the consolidated balance sheet.

(3)	Included in GFIC’s future income taxes was a future income tax asset of $31.0 associated with purchase adjustments on GFIC’s assets and liabilities.

(4)	Zenith National’s intangible assets were comprised of broker relationships of $147.5, brand names of $20.2 and computer software of $7.8.

(5)	Included in Zenith National’s future income taxes was a future income tax liability of $58.7 associated with the recognition of broker relationships and brand names as described in footnote 4.

The financial statements of GFIC and Zenith National are included in the company’s consolidated financial statements beginning as of their respective acquisition dates. Goodwill in the amount of $317.6 recorded on the acquisition of Zenith National is primarily attributable to intangible assets that do not qualify for separate recognition. The excess of the fair value of net assets acquired over the purchase price in the amount of $83.5 recorded on the acquisition of GFIC is primarily attributable to the TIG Note being non-interest bearing except in periods, if any, when there is significant inflation in the United States. In the first nine months of 2010, the company’s consolidated statements of earnings included Zenith National’s revenue of $227.6 ($179.2 in the third quarter of 2010) and net earnings of $21.3 ($26.1 in the third quarter of 2010) since the acquisition date of May 20, 2010. The following table presents unaudited pro-forma revenue and net earnings attributable to shareholders of Fairfax for the first nine months of 2010 as if the Zenith National acquisition was consummated on the same terms on January 1, 2010. As a runoff entity, GFIC has not generated significant revenue or net earnings in the third quarter and first nine months of 2010. Therefore the GFIC Transaction has not been included in the pro-forma disclosure below.

First nine months
Revenue – as reported	5,297.1
Revenue – Zenith National (from the beginning of the period to May 20)	194.6
Pro-forma revenue	5,491.7
Net earnings attributable to shareholders of Fairfax – as reported	833.6
Net loss attributable to shareholders of Fairfax – Zenith National (from the beginning of the period to May 20)	(26.3)
Pro-forma net earnings attributable to shareholders of Fairfax	807.3
Pro-forma net earnings per share	$38.62
Pro-forma net earnings per diluted share	$38.45

Sale of TIG Indemnity

On July 1, 2010, TIG sold its wholly-owned inactive subsidiary TIG Indemnity Company (“TIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $7.5. TIG will continue to reinsure 100% of the insurance liabilities of TIC existing at June 30, 2010 and has entered into an administrative agreement with the purchaser whereby TIG will provide claims handling services on those liabilities.

Other

Investment in Gulf Insurance

On September 28, 2010, the company completed the acquisition of a 39.2% interest in Gulf Insurance Company (“Gulf Insurance”) for cash consideration of $208.6 (59.9 million Kuwait dinar) or $3.14 (900 Kuwait fils) per share. Prior to September 28, 2010, the company owned 2.1% of Gulf Insurance which it acquired for cash consideration of $8.5 (2.0 million Kuwait dinar) or $2.43 (560 Kuwait fils) per share. Accordingly, on September 28, 2010, the company determined that it had obtained significant influence over Gulf Insurance and commenced recording its 41.3% interest in Gulf Insurance on the equity method of accounting. The principles of the acquisition method of accounting are also applicable to equity method investments and the company expects to prepare a preliminary purchase price allocation for the investment in Gulf Insurance during the fourth quarter of 2010 when estimates and assumptions related to the valuation of assets acquired and liabilities assumed are available for review. Gulf Insurance is headquartered in Kuwait and provides a full range of primary insurance products and services in seven countries across the Middle East and North Africa, including property and casualty insurance, motor insurance, marine and aviation insurance, and life and health insurance.

Nine months ended September 30, 2009

Privatization of Advent

On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares not already owned by the company, for 220 U.K. pence in cash per common share (the “Advent Offer”). On October 17, 2009, the company completed the acquisition for aggregate cash consideration of $59.5 (£35.8 million) and Advent became a wholly owned subsidiary of the company. The result of this transaction is summarized in the table that follows.

Privatization of Northbridge

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for an aggregate cash purchase price of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company (the “Step 1” acquisition). Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9) (the “Step 2” acquisition). The result of these transactions is summarized in the table that follows. The intangible assets acquired have been included in the company’s financial reporting in the Insurance – Northbridge reporting segment.

Acquisition of Polish Re

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polish Re, a Polish reinsurance company, for cash consideration of $57.0 (168.3 million Polish zloty). The result of this transaction is summarized in the table that follows. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance and Insurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time.

	Advent	Northbridge			Polish Re
		Step 1 acquisition	Step 2 acquisition	Total
Acquisition date	September 2, 2009	January 13, 2009	February 20, 2009		January 7, 2009
Percentage of common shares acquired	36.5%	24.8%	11.6%	36.4%	100%
Cash purchase consideration	59.5	374.0	172.4	546.4	57.0
Fair value of assets acquired:
Tangible assets(1)	368.3	1,070.2	496.0	1,566.2	141.0
Intangible assets:
Customer and broker relationships	—	53.5	26.1	79.6	—
Brand names	—	7.5	3.7	11.2	—
Goodwill	—	51.5	29.1	80.6	13.8
Total fair value of assets acquired	368.3	1,182.7	554.9	1,737.6	154.8
Total fair value of liabilities assumed	(308.8)	(808.7)	(382.5)	(1,191.2)	(97.8)
Net assets acquired	59.5	374.0	172.4	546.4	57.0

(1)	Of the $141.0 of tangible assets acquired in the Polish Re transaction, $31.9 comprised cash and cash equivalents.

The GFIC and Zenith National acquisitions were accounted for using the acquisition method and the Advent, Northbridge and Polish Re acquisitions were accounted for using the purchase method. The fair values of intangible assets were determined primarily through earnings-based approaches incorporating internal forecasts of revenues and expenses and estimates of discount rates and growth rates, supplemented by the use of market-based approaches where estimated fair values were compared to similar market transactions. The customer and broker relationship intangible assets are amortized on a straight-line basis over periods ranging from 8 to 20 years and the resulting amortization expense is included in the operating results of the respective reporting segments, while the brand names have indefinite lives and are not amortized.

Repurchases of shares

During the third quarter of 2009, OdysseyRe repurchased for cancellation on the open market 606,300 (1,789,100 in the first nine months of 2009) of its common shares with a cost of $25.1 ($72.6 in the first nine months of 2009), as part of its previously announced common share repurchase program. At September 30, 2009, these transactions increased the company’s ownership of OdysseyRe to 72.6% and decreased non-controlling interests by $89.6. Apart from the privatization transaction described above, Northbridge did not repurchase any of its common shares for cancellation during the first nine months of 2009.

Other

Investment in Alltrust

On August 31, 2009, the company announced the purchase of a 15.0% interest in Alltrust Insurance Company of China Ltd. (“Alltrust”) for cash consideration of $66.4. The closing of this purchase was subject to final approval by the Chinese Insurance Regulatory Commission, which was received on September 29, 2009. The company recorded its investment in Alltrust at cost within the available for sale classification as Alltrust does not have a quoted price in an active market. Alltrust is headquartered in Shanghai and provides a full range of primary insurance products and services in China, including property insurance, liability insurance, surety bonds, short-term health insurance, accident insurance, motor insurance and reinsurance.

Investment in Cunningham Lindsey

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate Cunningham Lindsey Group Limited (“CLGL”) to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services. The company’s ownership of CLGL at September 30, 2010 was 43.6% (43.6% at December 31, 2009).

6.   Subsidiary Indebtedness, Long Term Debt, Other Long Term Obligations and Capital

Subsequent to September 30, 2010

On October 5, 2010, the company issued 12,000,000 cumulative five-year rate reset preferred shares, Series I for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $286.0 (Cdn$290.8). Commissions and expenses of $9.0 will be charged to preferred stock and recorded net of $2.5 of future income taxes in the fourth quarter of 2010. The Series I preferred shares have a dividend rate of 5.0% per annum until December 31, 2015 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 2.85%. The Series I preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on December 31, 2015 and on December 31 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series I preferred shares will have the right, at their option, to convert their shares into Series J floating rate cumulative preferred shares on December 31, 2015, and on December 31 every five years thereafter. The Series J preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2015 or any subsequent five-year anniversary plus 2.85%.

Nine months ended September 30, 2010

On September 15, 2010, OdysseyRe called for redemption all of the outstanding shares of its 8.125% noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares not owned by it or by other subsidiaries of the company. On the redemption date of October 20, 2010, OdysseyRe paid $43.6 to repurchase $42.4 of the stated capital of the Series A preferred shares and $27.0 to repurchase $26.1 of the stated capital of the Series B preferred shares. Prior to being called for redemption, OdysseyRe’s Series A and Series B preferred shares were classified as non-controlling interests in the consolidated balance sheet of the company. When OdysseyRe’s obligation to redeem the preferred shares became irrevocable on September 15, 2010, those shares were reflected as subsidiary indebtedness of $70.6 in the consolidated balance sheet at September 30, 2010 with a corresponding decrease to non-controlling interests of $68.5 and the recognition of a pre-tax loss of $2.1 in the consolidated statement of earnings.

On September 17, 2010, Zenith National purchased $7.0 principal amount of its redeemable debentures due 2028 for cash consideration of $7.0. On June 9, 2010, Zenith National purchased $13.0 principal amount of its redeemable debentures due 2028 for cash consideration of $13.0.

On August 17, 2010, in connection with the acquisition of GFIC as described in note 5, TIG issued a non-interest bearing contingent promissory note with an acquisition date fair value of $140.2. The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Amortization of the discount on the TIG Note is recognized as interest expense in the consolidated statement of earnings.

On July 28, 2010, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series G for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $233.8 (Cdn$242.2). Commissions and expenses of $7.6 were charged to preferred stock and recorded net of $2.1 of future income taxes. The Series G preferred shares have a dividend rate of 5.0% per annum until September 30, 2015 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 2.56%. The Series G preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on September 30, 2015 and on September 30 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series G preferred shares will have the right, at their option, to convert their shares into Series H floating rate cumulative preferred shares on September 30, 2015, and on September 30 every five years thereafter. The Series H preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on September 30, 2015 or any subsequent five-year anniversary plus 2.56%.

On July 20, 2010, holders of OdysseyRe’s 7.65% senior notes due 2013 and 6.875% senior notes due 2015 provided their consent to amend the indenture governing those senior notes to allow OdysseyRe to make available to senior note holders certain specified financial information and financial statements in lieu of the reports OdysseyRe currently files with the Securities and Exchange Commission (“SEC”). In exchange for their consent to amend the indenture, OdysseyRe paid a cash participation payment of $2.7 to the senior note holders which was recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to the effective interest rate on the senior notes through interest expense in the consolidated statements of earnings. Transaction costs of $0.6, comprised of legal and agency fees incurred in connection with the consent solicitation, were recognized as an expense in the consolidated statements of earnings.

On June 29, 2010, holders of Crum & Forster’s 7.75% senior notes due 2017 provided their consent to amend the indenture governing those senior notes to allow Crum & Forster to make available to senior note holders certain specified financial information and financial statements in lieu of the reports Crum & Forster currently files with the SEC. In exchange for their consent to amend the indenture, Crum & Forster paid a cash participation payment of $3.3 to the senior note holders which was recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to the effective interest rate on the senior notes through interest expense in the consolidated statements of earnings. Transaction costs of $0.6, comprised of legal and agency fees incurred in connection with the consent solicitation were recognized as an expense in the consolidated statements of earnings.

On June 22, 2010, the company completed a public debt offering of Cdn$275.0 principal amount of 7.25% unsecured senior notes due June 22, 2020 issued at par for net proceeds after commissions and expenses of $267.1 (Cdn$272.5). Commissions and expenses of $2.5 (Cdn$2.5) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based on the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to June 22, 2020 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

Effective May 20, 2010, the company consolidated the assets and liabilities of Zenith National, pursuant to the transaction described in note 5. As a result, the carrying value of $38.0 of redeemable securities issued by a statutory business trust subsidiary of Zenith National, was included in long term debt – subsidiary company borrowings on the company’s consolidated balance sheet as at September 30, 2010. These securities, mature on August 1, 2028, pay semi-annual cumulative cash distributions at an annual rate of 8.55% of the $1,000 liquidation amount per security and are redeemable at Zenith National’s option at any time prior to their stated maturity date at a redemption price of 100% plus the excess of the then present value of the remaining scheduled payments of principal and interest over 100% of the principal amount together with the accrued and unpaid interest. Zenith National fully and unconditionally guarantees the distributions and redemptions of these redeemable securities. On May 26, 2010, holders of the redeemable securities provided their consent to amend the indenture governing these securities to allow Zenith National to make available to the security holders certain specified financial information and financial statements in lieu of the reports Zenith National previously filed with the SEC.

The acquisition of Zenith National, resulted in the consolidation of aggregate principal amount of $38.7 and $6.3 of debt securities issued by Fairfax and OdysseyRe respectively. Accordingly, the $47.5 fair value of these debt securities which were recorded in Zenith National’s investment portfolio on the acquisition date was eliminated against long term debt – holding company borrowings and long term debt – subsidiary company borrowings on the consolidated balance sheet. As a result, the carrying value of long term debt – holding company borrowings and long term debt – subsidiary company borrowings decreased by $38.0 and $6.3 respectively and the company recorded a pre-tax loss of $3.2 in the consolidated statement of earnings.

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax of $0.1) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $181.4 (Cdn$193.5). Commissions and expenses of $6.2 were charged to preferred stock and recorded net of $1.7 of future taxes. The Series E preferred shares have a dividend rate of 4.75% per annum until March 31, 2015 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 2.16%. The Series E preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on March 31, 2015 and on March 31 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series E preferred shares will have the right, at their option, to convert their shares into Series F floating rate cumulative preferred shares on March 31, 2015, and on March 31 every five years thereafter. The Series F preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015 or any subsequent five-year anniversary plus 2.16%.

Nine months ended September 30, 2009

On September 25, 2009, the company purchased $1.0 principal amount of its senior notes due 2012 for cash consideration of $1.0.

On September 11, 2009, the company completed a public equity offering and issued 2,881,844 subordinate voting shares at $347.00 per share, for net proceeds after commissions and expenses (net of tax) of $989.3.

On August 18, 2009, the company completed a public debt offering of Cdn$400.0 principal amount of 7.50% unsecured senior notes due August 19, 2019 at an issue price of 99.639 for net proceeds after discount, commissions and expenses of $358.6 (Cdn$394.8). Commissions and expenses of $3.4 (Cdn$3.7) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to August 19, 2019 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

On April 28, 2009, the company purchased $8.8 principal amount of its trust preferred securities for cash consideration of $5.5.

On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

Repurchases of shares

Under the terms of normal course issuer bids, during the third quarter of 2010, the company repurchased for cancellation nil (2009 – 15,800) subordinate voting shares at a net cost of nil (2009 – $3.7), of which nil (2009 – $1.7) was charged to retained earnings. During the first nine months of 2010, the company repurchased for cancellation 7,900 (2009 – 44,500) subordinate voting shares at a net cost of $2.7 (2009 – $10.5), of which $1.5 (2009 – $4.9) was charged to retained earnings. In connection with its various senior share plans, during the third quarter of 2010, the company acquired net treasury shares of 54,636 (2009 – 12,240) for a net cost of $20.5 (2009 – $3.9). During the first nine months of 2010, the company acquired net treasury shares of 52,052 (2009 – 26,581) for a net cost of $23.4 (2009 – $7.3).

Dividends

On January 5, 2010, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2010 to shareholders of record on January 19, 2010 for a total cash payment of $200.8.

On January 6, 2009, the company declared a cash dividend of $8.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 27, 2009 to shareholders of record on January 20, 2009 for a total cash payment of $140.8.

Fair value

The fair values of the company’s long term debt and other long term obligations are based principally on market prices, where available, or discounted cash flow calculations. The estimated fair values of the company’s long term debt and other long term obligations compared to their carrying values are as follows:

	September 30, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long term debt – holding company borrowings	1,475.8	1,583.5	1,236.9	1,317.4
Long term debt – subsidiary company borrowings	917.4	976.4	891.3	917.4
Other long term obligations – holding company	309.3	307.2	173.5	171.3
	2,702.5	2,867.1	2,301.7	2,406.1

Credit facilities

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at September 30, 2010, there was Cdn$0.8 utilized under this credit facility, all of which was in support of letters of credit. As at December 31, 2009 and until February 23, 2010, OdysseyRe maintained a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at February 24, 2010, the size of this credit facility was reduced to $100.0 with an option to increase the size of the facility by an amount up to $50.0, to a maximum facility size of $150.0. Following such a request, each lender has the right, but not the obligation, to commit to all or a portion of the proposed increase. As at September 30, 2010, there was $33.7 utilized under this credit facility, all of which was in support of letters of credit.

7.   Significant Commutations

During the third quarter of 2009, TIG Insurance Company (“TIG”) commuted two reinsurance contracts. As a result of the commutations, TIG received cash proceeds of $49.7 and recorded a decrease to recoverable from reinsurers of $70.8 and a non-cash pre-tax charge of $21.1 in the consolidated statement of earnings.

8.   Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	September 30, 2010			December 31, 2009
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on
available for sale securities:
Bonds	333.8	(110.2)	223.6	181.2	(60.5)	120.7
Common stocks and other	728.7	(211.4)	517.3	877.5	(251.1)	626.4
	1,062.5	(321.6)	740.9	1,058.7	(311.6)	747.1
Currency translation account	209.2	(13.2)	196.0	153.9	(7.9)	146.0
	1,271.7	(334.8)	936.9	1,212.6	(319.5)	893.1

9.   Income Taxes

The $10.5 recovery for income taxes in the third quarter of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate.

The effective income tax rate of 19.1% implicit in the $196.7 provision for income taxes in the first nine months of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, and the impact of the resolution of certain income tax matters from previous years, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rates of 26.3% and 25.8% implicit in the $223.7 and $314.9 provision for income taxes in the third quarter and first nine months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

10.   Contingencies

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. In March 2010, the Court granted the defendants’ motions to dismiss the Amended Consolidated Complaint, on the grounds that the Court had no jurisdiction in that Complaint as constituted, and denied as futile any request by plaintiffs for leave to file a further amended complaint. Previously, in November 2009, the Court had granted a motion by the lead plaintiffs to withdraw as lead plaintiffs, and allowed other prospective lead plaintiffs 60 days to file motions seeking appointment as replacement lead plaintiff. Two entities filed such motions and subsequently asked the Court to appoint them as co-lead plaintiffs. These motions had not been ruled upon prior to the Court’s issuance of its judgment dismissing the Amended Consolidated Complaint. The original lead plaintiffs and the proposed replacement co-lead plaintiffs filed a motion asking the Court to alter or amend its March 2010 judgment so as to reinstate the claims of U.S. residents and to appoint the proposed replacement co-lead plaintiffs as co-lead plaintiffs. That motion was denied. One of the proposed replacement co-lead plaintiffs filed a motion asking the Court to grant it leave to intervene for the purpose of pursuing an appeal of the March 2010 judgment and renewing its application for appointment as replacement lead plaintiff. That motion was denied in late July 2010. The same proposed replacement co-lead plaintiff has filed notices of appeal of the March 2010 judgment and of the July 2010 denial of its motion referred to in the second preceding sentence above. Fairfax, OdysseyRe and the named officers and directors intend to oppose these purported appeals. The ultimate outcome of any litigation is uncertain, and should the consolidated lawsuit be allowed to continue (or a new comparable lawsuit be commenced) and be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit, if it is allowed to continue, or a subsequently commenced comparable lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to either such lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If the consolidated lawsuit is allowed to continue or a new comparable lawsuit is commenced, Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against them and the company’s financial statements include no provision for loss in this matter.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not been served with this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. On October 1, 2010 the Court granted leave for defendants to file motions for summary judgement seeking dismissal of certain claims. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

On February 24, 2010, the company issued a Cdn$4.0 standby letter of credit on behalf of an investee for a term of six months. In connection with the standby letter of credit, the company had pledged short term investments in the amount of Cdn$4.2 representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. On August 24, 2010, the standby letter of credit expired undrawn which was followed by the release of the company’s collateral.

11.   Earnings per Share

Earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	Third quarter		First nine months
	2010	2009	2010	2009
Net earnings attributable to shareholders of Fairfax	219.0	562.4	833.6	777.4
Preferred share dividends	(7.9)	(2.1)	(18.6)	(5.9)
Net earnings attributable to common shareholders – basic and diluted	211.1	560.3	815.0	771.5
Weighted average common shares outstanding – basic	20,519,617	18,049,589	20,423,475	17,668,779
Options to purchase treasury stock acquired	98,082	97,387	89,722	97,705
Weighted average common shares outstanding – diluted	20,617,699	18,146,976	20,513,197	17,766,484
Net earnings per common share – basic	$10.29	$31.04	$39.91	$43.66
Net earnings per common share – diluted	$10.24	$30.88	$39.73	$43.42

12.   Capital Management

The company’s capital management framework is designed to first protect its policyholders, then to protect its bondholders, and finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2010, comprising shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $8,914.5, compared to $7,736.6 at December 31, 2009. The company manages its capital based on the following financial measurements and ratios:

	September 30, 2010		December 31, 2009
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,266.5		1,242.7
Holding company debt	1,475.8		1,236.9
Subsidiary debt	998.1		903.4
Other long term obligations – holding company	309.3		173.5
Total debt	2,783.2		2,313.8
Net debt	1,516.7		1,071.1
Common shareholders’ equity	8,223.9		7,391.8
Preferred stock	646.2		227.2
Non-controlling interests	44.4		117.6
Total equity	8,914.5		7,736.6
Net debt/total equity	17.0%		13.8%
Net debt/net total capital(1)	14.5%		12.2%
Total debt/total capital(2)	23.8%		23.0%
Interest coverage(3)	8.2	x	8.2	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

13.   Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk, as disclosed in note 19 of the company’s consolidated financial statements for the year ended December 31, 2009. There have been no significant changes to the company’s exposure to these risks or the framework used to monitor, evaluate and manage them other than as outlined in the Financial Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the company’s Interim Report for the three and nine months ended September 30, 2010.

14.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National, other than those common shares already owned by the company. The identifiable assets of Zenith National ($2,663.0 at September 30, 2010) have been included in the Insurance – U.S. reporting segment (formerly known as U.S. Insurance – Crum & Forster business segment prior to May 20, 2010). Crum & Forster’s identifiable assets (included in the Insurance – U.S. reporting segment) decreased during the first nine months of 2010 primarily as a result of $480.0 of ordinary and extraordinary dividends paid to Fairfax during the period. In March 2010, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”), the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The identifiable assets of Fairfax Brasil ($70.6 at September 30, 2010) have been included in the Reinsurance and Insurance – Other reporting segment (formerly known as the Reinsurance – Other reporting segment prior to January 1, 2010). The Insurance – Fairfax Asia reporting segment’s identifiable assets increased during the first nine months of 2010 principally as the result of an increase in recoverable from reinsurers and portfolio investments, primarily related to bonds. On August 17, 2010, TIG completed the acquisition of all of the outstanding shares of GFIC. The identifiable assets of GFIC ($758.2 at September 30, 2010) have been included in the Runoff reporting segment. The Corporate and other reporting segment’s identifiable assets decreased during the first nine months of 2010 primarily as a result of the funding requirement in connection with the September 28, 2010 acquisition of the company’s 41.3% interest in Gulf Insurance and the May 20, 2010 acquisition of Zenith National, as described in note 5, partially offset by the preferred share issuances, the public debt offering and the public equity offering, as described in note 6 and the receipt of dividends from subsidiaries.

An analysis of net earnings by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2010

					Reinsurance
					and
	Insurance			Reinsurance	Insurance
			Fairfax			Ongoing		Other (animal	Corporate	Eliminations and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	251.0	288.9	39.1	478.7	138.3	1,196.0	–	–	–	–	1,196.0
Underwriting expenses	(264.5)	(330.1)	(29.7)	(441.2)	(161.2)	(1,226.7)	–	–	–	–	(1,226.7)
Underwriting profit (loss)	(13.5)	(41.2)	9.4	37.5	(22.9)	(30.7)	–	–	–	–	(30.7)
Interest income	22.8	26.0	3.2	66.9	10.7	129.6	14.3	–	2.3	–	146.2
Dividends	7.0	7.2	1.9	11.3	0.1	27.5	15.5	–	0.8	–	43.8
Earnings (losses) on investments, at equity	0.7	1.2	6.0	1.9	(0.2)	9.6	0.3	–	3.7	–	13.6
Investment expenses	(2.2)	(2.9)	(0.4)	(3.5)	(1.3)	(10.3)	(0.3)	–	(0.7)	11.0	(0.3)
Interest and dividends	28.3	31.5	10.7	76.6	9.3	156.4	29.8	–	6.1	11.0	203.3
Other Revenue(1)	–	–	–	–	–	–	85.9	127.7	11.0	(11.0)	213.6
Expenses	–	–	–	–	–	–	(50.2)	(125.0)	–	–	(175.2)
	–	–	–	–	–	–	35.7	2.7	11.0	(11.0)	38.4
Operating income (loss) before:	14.8	(9.7)	20.1	114.1	(13.6)	125.7	65.5	2.7	17.1	–	211.0
Net gains (losses) on investments	10.4	23.6	(8.6)	65.7	39.8	130.9	49.7	–	(111.4)	(1.1)	68.1
Interest expense	–	(8.1)	–	(7.8)	(1.2)	(17.1)	–	(0.1)	(33.7)	–	(50.9)
Corporate overhead and other	(5.3)	(1.7)	(0.4)	(6.1)	(0.7)	(14.2)	–	–	(4.7)	–	(18.9)
Pre-tax income (loss)	19.9	4.1	11.1	165.9	24.3	225.3	115.2	2.6	(132.7)	(1.1)	209.3
Income taxes											10.5
Net earnings											219.8
Attributable to:
Shareholders of Fairfax											219.0
Non-controlling interests											0.8
											219.8

(1)	The Runoff segment revenue includes $83.5 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 5.

Quarter ended September 30, 2009

	Insurance			Reinsurance
			Fairfax			Ongoing		Other (animal	Corporate	Eliminations and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	248.4	182.0	31.0	493.9	141.1	1,096.4	—	—	—	—	1,096.4
Underwriting expenses	(257.1)	(196.4)	(19.5)	(478.8)	(143.0)	(1,094.8)	—	—	—	—	(1,094.8)
Underwriting profit (loss)	(8.7)	(14.4)	11.5	15.1	(1.9)	1.6	—	—	—	—	1.6
Interest income	26.2	21.4	3.1	63.6	8.7	123.0	14.8	—	3.1	—	140.9
Dividends	5.5	7.0	1.9	11.1	0.7	26.2	2.2	—	1.4	—	29.8
Earnings on investments, at equity	—	1.1	3.2	1.9	0.2	6.4	—	—	11.3	—	17.7
Investment expenses	(2.3)	(3.8)	(0.5)	(16.7)	(0.9)	(24.2)	(3.5)	—	(0.2)	24.2	(3.7)
Interest and dividends	29.4	25.7	7.7	59.9	8.7	131.4	13.5	—	15.6	24.2	184.7
Other Revenue	—	—	—	—	—	—	(0.5)	135.0	24.2	(24.2)	134.5
Expenses	—	—	—	—	—	—	(43.4)	(134.1)	—	—	(177.5)
	—	—	—	—	—	—	(43.9)	0.9	24.2	(24.2)	(43.0)
Operating income (loss) before:	20.7	11.3	19.2	75.0	6.8	133.0	(30.4)	0.9	39.8	—	143.3
Net gains on investments	80.3	165.1	3.1	278.0	4.8	531.3	101.4	—	164.7	0.4	797.8
Interest expense	—	(6.9)	—	(7.6)	(1.2)	(15.7)	—	(0.1)	(24.9)	—	(40.7)
Corporate overhead and other	(6.2)	(1.7)	(0.6)	(11.4)	(4.1)	(24.0)	—	—	(27.1)	—	(51.1)
Pre-tax income	94.8	167.8	21.7	334.0	6.3	624.6	71.0	0.8	152.5	0.4	849.3
Income taxes											(223.7)
Net earnings											625.6
Attributable to:
Shareholders of Fairfax											562.4
Non-controlling interests											63.2
											625.6

Nine months ended September 30, 2010

	Insurance			Reinsurance	Reinsurance and Insurance
			Fairfax			Ongoing		Other (animal	Corporate	Eliminations and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	743.0	696.6	112.3	1,406.3	407.7	3,365.9	–	–	–	–	3,365.9
Underwriting expenses	(787.3)	(772.0)	(99.6)	(1,414.4)	(458.9)	(3,532.2)	–	–	–	–	(3,532.2)
Underwriting profit (loss)	(44.3)	(75.4)	12.7	(8.1)	(51.2)	(166.3)	–	–	–	–	(166.3)
Interest income	79.1	70.0	9.8	207.1	35.1	401.1	45.4	–	8.0	–	454.5
Dividends	18.3	21.7	4.7	34.2	0.6	79.5	20.7	–	5.9	–	106.1
Earnings (losses) on investments, at equity	2.0	2.9	17.1	7.6	(1.1)	28.5	1.0	–	2.2	–	31.7
Investment expenses	(7.6)	(10.5)	(1.2)	(21.5)	(4.4)	(45.2)	(6.0)	–	(1.2)	41.8	(10.6)
Interest and dividends	91.8	84.1	30.4	227.4	30.2	463.9	61.1	–	14.9	41.8	581.7
Other Revenue(1)	–	–	–	–	–	–	87.3	389.8	41.8	(41.8)	477.1
Expenses	–	–	–	–	–	–	(101.2)	(387.3)	–	–	(488.5)
	–	–	–	–	–	–	(13.9)	2.5	41.8	(41.8)	(11.4)
Operating income (loss) before:	47.5	8.7	43.1	219.3	(21.0)	297.6	47.2	2.5	56.7	–	404.0
Net gains (losses) on investments	137.7	279.7	(1.7)	316.1	84.0	815.8	126.8	–	(68.0)	(2.2)	872.4
Interest expense	–	(22.8)	–	(22.8)	(3.3)	(48.9)	–	(0.5)	(93.1)	–	(142.5)
Corporate overhead and other	(11.6)	(4.6)	(2.0)	(23.5)	(2.2)	(43.9)	–	–	(58.8)	–	(102.7)
Pre-tax income (loss)	173.6	261.0	39.4	489.1	57.5	1,020.6	174.0	2.0	(163.2)	(2.2)	1,031.2
Income taxes											(196.7)
Net earnings											834.5
Attributable to:
Shareholders of Fairfax											833.6
Non-controlling interests											0.9
											834.5

(1)	The Runoff segment revenue includes $83.5 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 5.

Nine months ended September 30, 2009

	Insurance			Reinsurance
			Fairfax			Ongoing		Other (animal	Corporate	Eliminations and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	712.8	589.7	83.1	1,444.4	476.9	3,306.9	—	—	—	—	3,306.9
Underwriting expenses	(737.7)	(608.4)	(67.7)	(1,396.4)	(462.7)	(3,272.9)	—	—	—	—	(3,272.9)
Underwriting profit (loss)	(24.9)	(18.7)	15.4	48.0	14.2	34.0	—	—	—	—	34.0
Interest income	72.6	68.0	7.0	192.8	27.5	367.9	40.4	—	11.1	—	419.4
Dividends	18.3	28.4	4.4	41.1	1.7	93.9	8.8	—	4.6	—	107.3
Earnings (losses) on investments, at equity	(0.2)	3.0	4.4	4.3	0.4	11.9	—	—	9.8	—	21.7
Investment expenses	(6.2)	(9.4)	(1.5)	(26.3)	(2.9)	(46.3)	(8.8)	—	(0.7)	47.7	(8.1)
Interest and dividends	84.5	90.0	14.3	211.9	26.7	427.4	40.4	—	24.8	47.7	540.3
Other Revenue	—	—	—	—	—	—	—	406.3	47.7	(47.7)	406.3
Expenses	—	—	—	—	—	—	(98.5)	(402.0)	—	—	(500.5)
	—	—	—	—	—	—	(98.5)	4.3	47.7	(47.7)	(94.2)
Operating income (loss) before:	59.6	71.3	29.7	259.9	40.9	461.4	(58.1)	4.3	72.5	—	480.1
Net gains (losses) on investments	100.4	233.1	16.4	380.1	(18.2)	711.8	137.0	—	126.0	—	974.8
Interest expense	—	(20.8)	—	(23.5)	(3.9)	(48.2)	—	(0.8)	(68.0)	—	(117.0)
Corporate overhead and other	(14.3)	(3.3)	(2.6)	(20.6)	(7.1)	(47.9)	—	—	(67.6)	—	(115.5)
Pre-tax income	145.7	280.3	43.5	595.9	11.7	1,077.1	78.9	3.5	62.9	—	1,222.4
Income taxes											(314.9)
Net earnings											907.5
Attributable to:
Shareholders of Fairfax											777.4
Non-controlling interests											130.1
											907.5

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the three and nine months ended September 30 is presented below:

	Third quarter		First nine months
	2010	2009	2010	2009
Revenue of reporting segments:
Net premiums earned	1,196.0	1,096.4	3,365.9	3,306.9
Interest and dividends	203.3	184.7	581.7	540.3
Net gains on investments	68.1	797.8	872.4	974.8
Other revenue per reportable segment	213.6	134.5	477.1	406.3
Total consolidated revenue	1,681.0	2,213.4	5,297.1	5,228.3

15.   US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States, as described in note 21 on pages 89 to 97 of the company’s 2009 Annual Report (updated for the changes that follow).

The following table presents the net earnings and the comprehensive income in accordance with US GAAP:

	Third quarter		First nine months
	2010	2009(1)	2010	2009(1)
Net earnings, Canadian GAAP	219.8	625.6	834.5	907.5
Recoveries on retroactive reinsurance(2)	4.0	3.8	11.9	11.2
Equity accounting(3)	6.6	(1.3)	9.0	(7.1)
Northbridge step acquisitions(4)	2.5	1.4	10.1	(4.6)
OdysseyRe step acquisition(5)	52.8	—	76.7	—
Repurchase of subsidiary securities(6)	—	(8.2)	—	(18.2)
Other differences	—	1.0	—	1.0
Tax effects	(23.4)	(1.2)	(37.9)	0.2
Net earnings, US GAAP	262.3	621.1	904.3	890.0
Attributable to: Non-controlling interests, US GAAP	0.8	64.2	0.9	133.3
Shareholders of Fairfax, US GAAP	261.5	556.9	903.4	756.7
	262.3	621.1	904.3	890.0
Earnings per share, US GAAP	$12.36	$30.74	$43.32	$42.49
Earnings per diluted share, US GAAP	$12.30	$30.57	$43.13	$42.26
Other comprehensive income (loss), Canadian GAAP	177.4	553.5	51.7	1,150.4
Equity accounting(3)	0.7	(21.2)	1.2	(18.2)
Northbridge step acquisitions(4)	(6.7)	(1.2)	(9.3)	(2.3)
OdysseyRe step acquisition(5)	(53.7)	—	(76.9)	—
Tax effects	19.3	(3.8)	29.0	(5.9)
Other comprehensive income (loss), US GAAP	137.0	527.3	(4.3)	1,124.0
Attributable to: Non-controlling interests, US GAAP	—	58.5	—	108.1
Shareholders of Fairfax, US GAAP	137.0	468.8	(4.3)	1,015.9
	137.0	527.3	(4.3)	1,124.0
Net earnings, US GAAP	262.3	621.1	904.3	890.0
Other comprehensive income (loss), US GAAP	137.0	527.3	(4.3)	1,124.0
Comprehensive income (loss), US GAAP	399.3	1,148.4	900.0	2,014.0
Attributable to: Non-controlling interests, US GAAP	0.8	122.7	0.9	241.4
Shareholders of Fairfax, US GAAP	398.5	1,025.7	899.1	1,772.6
	399.3	1,148.4	900.0	2,014.0

The following table presents the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	September 30, 2010			December 31, 2009(1)
	Canadian GAAP	Differences	US GAAP	Canadian GAAP	Differences	US GAAP
Assets Holding company cash, short term investments and marketable securities(3)	1,347.1	–	1,347.1	1,251.6	(1.7)	1,249.9
Portfolio investments:
Common stocks(3)	3,504.6	(254.4)	3,250.2	4,853.1	(144.9)	4,708.2
Investments, at equity(3)	888.3	241.6	1,129.9	475.4	124.8	600.2
All other portfolio investments	18,092.1	–	18,092.1	14,750.1	—	14,750.1
Future income taxes(2)(3)(4)(5)(7)	286.0	80.9	366.9	318.7	89.3	408.0
Goodwill and intangible assets(4)(5)	934.2	(264.1)	670.1	438.8	(265.4)	173.4
All other assets	7,435.4	–	7,435.4	6,315.1	—	6,315.1
	32,487.7	(196.0)	32,291.7	28,402.8	(197.9)	28,204.9
Liabilities Accounts payable and accrued liabilities(2)	1,617.1	118.9	1,736.0	1,202.2	130.8	1,333.0
All other liabilities	21,796.1	–	21,796.1	19,299.6	—	19,299.6
	23,413.2	118.9	23,532.1	20,501.8	130.8	20,632.6
Mandatorily redeemable shares of TRG	160.0	–	160.0	164.4	—	164.4
Equity(1)(2)(3)(4)(5)(7)	8,914.5	(314.9)	8,599.6	7,736.6	(328.7)	7,407.9
	32,487.7	(196.0)	32,291.7	28,402.8	(197.9)	28,204.9

The difference in consolidated total equity was as follows:

	September 30, 2010			December 31, 2009(1)
	Total	Parent company	Non - controlling interests	Total	Parent company	Non - controlling interests
Total equity based on Canadian GAAP	8,914.5	8,870.1	44.4	7,736.6	7,619.0	117.6
Accumulated other comprehensive loss	(116.6)	(114.9)	(1.7)	(60.6)	(58.9)	(1.7)
Cumulative reduction in retained earnings under US GAAP	(198.3)	(198.3)	–	(268.1)	(268.1)	—
Total equity based on US GAAP	8,599.6	8,556.9	42.7	7,407.9	7,292.0	115.9

The difference in consolidated accumulated other comprehensive loss was as follows:

	September 30, 2010			December 31, 2009
	Total	Parent company	Non - controlling interests	Total	Parent company	Non - controlling interests
Equity accounting(3)	(2.5)	(2.5)	–	(3.7)	(3.7)	—
Northbridge step acquisitions(4)	(16.4)	(16.4)	–	(7.1)	(7.1)	—
OdysseyRe step acquisition(5)	(95.2)	(95.2)	–	(18.3)	(18.3)	—
Pension liability adjustment(7)	(37.6)	(35.1)	(2.5)	(37.6)	(35.1)	(2.5)
Related deferred income taxes	35.1	34.3	0.8	6.1	5.3	0.8
	(116.6)	(114.9)	(1.7)	(60.6)	(58.9)	(1.7)

The cumulative reduction in retained earnings under US GAAP was as follows:

	September 30, 2010			December 31, 2009
	Total	Parent company	Non - controlling interests	Total	Parent company	Non - controlling interests
Recoveries on retroactive reinsurance(2)	(61.5)	(61.5)	–	(69.2)	(69.2)	—
Equity accounting(3)	3.3	3.3	–	(2.6)	(2.6)	—
Northbridge step acquisitions(4)	(143.4)	(143.4)	–	(150.4)	(150.4)	—
OdysseyRe step acquisition(5)	(28.9)	(28.9)	–	(78.1)	(78.1)	—
Purchase price allocation on the acquisition of TIG Re (now part of OdysseyRe) in 1999	32.2	32.2	–	32.2	32.2	—
	(198.3)	(198.3)	–	(268.1)	(268.1)	—

(1)
The presentation under Canadian and US GAAP of non-controlling interests on the consolidated balance sheets and in the consolidated statements of net earnings was substantially harmonized following the adoption by the company of new Canadian GAAP accounting pronouncements related to business combinations and non-controlling interests on January 1, 2010 as described in note 2. Accordingly, certain comparative figures have been reclassified to conform to the presentation of non-controlling interests adopted under Canadian GAAP in the current year.

(2)
Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

(3)
Under Canadian GAAP, certain of the company’s investments in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis. Under Canadian GAAP, the company’s investment in limited partnerships whose fair value can be reliably measured are recorded in the consolidated balance sheet as common stocks designated as held for trading. For the investments in partnership trusts and limited partnerships described above, US GAAP requires the use of the equity method to account for such investments since the company’s equity interest in these investments is more than minor.

(4)
Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of Northbridge recognized fair value adjustments to the assets and liabilities acquired and goodwill (note 5). These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, in the first quarter of 2009, an amount of $147.9 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $546.4 over the carrying value of the non-controlling interest of $398.5. In addition, fair value adjustments relating to investments of $1.1 and $5.7 which decreased pre-tax net earnings and increased other comprehensive income under Canadian GAAP in the third quarter and first nine months of 2010 respectively are not recognized in comprehensive income under US GAAP. Fair value adjustments relating to investments of $10.6 and $19.0 which increased pre-tax earnings and decreased other comprehensive income under Canadian GAAP in both the third quarter and first nine months of 2009 are not recognized in comprehensive income under US GAAP.

(5)
Under Canadian GAAP, the privatization of OdysseyRe was accounted for as a step acquisition of the outstanding common shares of OdysseyRe. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of OdysseyRe recognized fair value adjustments to the assets and liabilities acquired and goodwill, as described in note 18 of the company’s 2009 Annual Report. These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, in the fourth quarter of 2009, an amount of $89.2 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $1,017.0 and liabilities assumed related to the amendment of OdysseyRe’s employee compensation plans of $22.4 over the carrying value of the non-controlling interest of $950.2. In addition, fair value adjustments relating to investments of $53.7 and $76.9 which decreased pre-tax net earnings and increased pre-tax other comprehensive income under Canadian GAAP in the third quarter and first nine months of 2010 respectively are not recognized in comprehensive income under US GAAP.

(6)
Under Canadian GAAP, the repurchase by OdysseyRe of its common shares as described in note 5 was accounted for as a step acquisition. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Step acquisition accounting under Canadian GAAP recognizes fair value adjustments to the net assets acquired. These fair value adjustments are not recognized under US GAAP. As a result, the gain of $6.9 and $16.9 recognized in the third quarter and first nine months of 2009 in connection with OdysseyRe’s repurchase of its common shares under Canadian GAAP was charged to cumulative reduction in retained earnings under US GAAP.

(7)
US GAAP requires the recognition of a net asset or liability to report the funded status of a company’s defined benefit and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in total equity. There is no such requirement under Canadian GAAP.

Statements of Cash Flows

Under Canadian GAAP, the privatization of Northbridge in the first quarter of 2009 was presented in the consolidated statements of cash flows as an investing activity. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions and are presented in the consolidated statements of cash flows as a financing activity. Accordingly, $546.4 of cash used in investing activities and classified as purchases of subsidiaries, net of cash acquired under Canadian GAAP, would be reclassified as a financing activity under US GAAP in the first nine months of 2009. There were no other significant differences in the consolidated statements of cash flows under US GAAP as compared to Canadian GAAP.

Accounting pronouncements adopted in 2010

On January 1, 2010, the company adopted SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (now known as FASB ASC 810-10, Consolidation), which replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity. It also requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in fact and circumstances occur and ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. The adoption of FASB ASC 810-10 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

On January 1, 2010, the company adopted the FASB Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“FASB ASU 2010-06”). FASB ASU 2010-06 requires the disclosures about the transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 activities. It also clarifies requirements for existing fair value disclosures with respect to the level of disaggregation required within the fair value hierarchy and inputs and valuation techniques used to measure fair value. The adoption of FASB ASU 2010-06 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

16.   Changes in Operating Assets and Liabilities

Changes in the company’s operating assets and liabilities in the consolidated statements of cash flows were comprised as follows:

	Third quarter		First nine months
	2010	2009	2010	2009
Provision for claims	(99.6)	(96.9)	(212.5)	(334.9)
Unearned premiums	7.3	(23.1)	69.1	27.8
Accounts receivable and other	296.0	26.2	331.4	(69.0)
Recoverable from reinsurers	(14.2)	51.6	42.1	223.4
Funds withheld payable to reinsurers	(42.8)	(21.4)	1.3	6.1
Accounts payable and accrued liabilities	106.0	67.9	(91.6)	31.5
Income taxes payable	8.1	93.5	51.9	(505.2)
Other	(33.4)	3.3	(19.6)	18.5
Changes in operating assets and liabilities	227.4	101.1	172.1	(601.8)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of October 28, 2010) (Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements included herein and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009 contained in the company’s 2009 Annual Report.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

Third Quarter Results

The company’s sources of net earnings and combined ratios by business segment were set out as follows for the three and nine months ended September 30, 2010 and 2009. In August 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the outstanding shares of General Fidelity Insurance Company (“GFIC”), a property and casualty insurance company based in the United States. The operating results of GFIC since acquisition are included in the Runoff business segment. In May 2010, the company completed the acquisition of all of the outstanding shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by the company. The operating results of Zenith National since acquisition are included in the Insurance – U.S. business segment (formerly known as U.S. Insurance – Crum & Forster business segment prior to May 20, 2010). In March 2010, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”), the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The operating results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010).

Third quarter and first nine months of 2009 results reflect the company’s 100% interest in Northbridge, 99.3% interest in Advent and include the results of operations of Polish Re. In October 2009, the company completed the acquisition of the 36.5% of the outstanding common shares of Advent not already owned by Fairfax, as described in note 5. In February 2009, the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax, as described in note 5. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re, as described in note 5. The results of Polish Re are included in the Reinsurance and Insurance – Other business segment. During the latter part of 2009, the company completed the acquisition of the 27.4% of the outstanding common shares of OdysseyRe not already owned by Fairfax, as described in note 18 of the company’s 2009 Annual Report.

	Third quarter		First nine months
	2010	2009	2010	2009
Combined ratios Insurance – Canada (Northbridge)	105.4%	103.5%	106.0%	103.5%
– U.S. (Crum & Forster and Zenith National)	114.2%	107.9%	110.8%	103.2%
– Asia (Fairfax Asia)	76.2%	63.0%	88.7%	81.5%
Reinsurance – OdysseyRe	92.2%	96.9%	100.6%	96.7%
Reinsurance and Insurance – Other	116.5%	101.3%	112.6%	97.0%
Consolidated	102.6%	99.8%	104.9%	99.0%
Sources of net earnings Underwriting Insurance – Canada (Northbridge)	(13.5)	(8.7)	(44.3)	(24.9)
– U.S. (Crum & Forster and Zenith National)	(41.2)	(14.4)	(75.4)	(18.7)
– Asia (Fairfax Asia)	9.4	11.5	12.7	15.4
Reinsurance – OdysseyRe	37.5	15.1	(8.1)	48.0
Reinsurance and Insurance – Other	(22.9)	(1.9)	(51.2)	14.2
Underwriting profit (loss)	(30.7)	1.6	(166.3)	34.0
Interest and dividends	156.4	131.4	463.9	427.4
Operating income	125.7	133.0	297.6	461.4
Net gains on investments	129.8	531.7	813.6	711.8
Runoff	115.2	71.0	174.0	78.9
Other (animal nutrition)	2.7	0.9	2.5	4.3
Interest expense	(50.9)	(40.7)	(142.5)	(117.0)
Corporate overhead and other	(113.2)	153.4	(114.0)	83.0
Pre-tax income	209.3	849.3	1,031.2	1,222.4
Income taxes	10.5	(223.7)	(196.7)	(314.9)
Net earnings	219.8	625.6	834.5	907.5
Attributable to:
Shareholders of Fairfax	219.0	562.4	833.6	777.4
Non-controlling interests	0.8	63.2	0.9	130.1
	219.8	625.6	834.5	907.5

The company’s insurance and reinsurance operations reported an underwriting loss of $30.7 in the third quarter of 2010 compared to an underwriting profit of $1.6 in the third quarter of 2009. The combined ratio of those operations in the third quarter of 2010 was 102.6% compared to 99.8% in the third quarter of 2009, with Northbridge, U.S. Insurance, Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other producing combined ratios of 105.4%, 114.2%, 76.2%, 92.2% and 116.5% respectively. Catastrophe losses negatively impacted third quarter 2010 underwriting results by 5.5 combined ratio points ($65.7 net of reinstatement premiums) compared to 4.8 combined ratio points ($52.5 net of reinstatement premiums) in the third quarter of 2009. Catastrophe losses, net of reinstatement premiums, included in the third quarter of 2010 underwriting results were comprised primarily of attritional losses at OdysseyRe and Advent, the most significant of which related to the New Zealand earthquake (1.2 consolidated combined ratio points ($14.6 net of reinstatement premiums)). Catastrophe losses, net of reinstatement premiums, included in the third quarter 2009 underwriting results primarily related to storm activity in Europe. Third quarter 2010 underwriting results included 1.1 combined ratio points ($13.5) of net favourable development of prior years’ reserves (principally at Northbridge) compared to 1.6 combined ratio points ($17.5) of net favourable development of prior years’ reserves included in the third quarter 2009 underwriting results (principally at Northbridge).

In the first nine months of 2010, the company’s insurance and reinsurance operations reported an underwriting loss of $166.3 compared to an underwriting profit of $34.0 in the first nine months of 2009. The combined ratio of those operations in the first nine months of 2010 was 104.9% compared to 99.0% in the first nine months of 2009, with Northbridge, U.S. Insurance, Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other producing combined ratios of 106.0%, 110.8%, 88.7%, 100.6% and 112.6% respectively. Catastrophe losses negatively impacted the first nine months of 2010 underwriting results by 8.5 combined ratio points ($285.1 net of reinstatement premiums) compared to 3.9 combined ratio points ($127.1 net of reinstatement premiums) in the first nine months of 2009. First nine months of 2010 catastrophe losses related primarily to the impact of the Chilean earthquake ($135.6 net of reinstatement premiums, 4.0 combined ratio points) which principally affected the underwriting results of OdysseyRe ($86.1 net of reinstatement premiums, 6.1 combined ratio points), Advent ($35.2 net of reinstatement premiums, 19.7 combined ratio points) and Group Re ($14.3 net of reinstatement premiums, 8.0 combined ratio points). The first nine months of 2010 underwriting loss also included catastrophe losses related to the New Zealand earthquake, Windstorm Xynthia, the Eastern European floods and the Haitian earthquake and the impact of the Deepwater Horizon loss ($36.3 net of reinstatement premiums, 1.1 combined ratio points). Prior to giving effect to the impact of the Deepwater Horizon loss and the Chilean earthquake losses, the combined ratio of the company’s insurance and reinsurance operations was 99.8% in the first nine months of 2010. Catastrophe losses negatively impacted the first nine months of 2009 underwriting results by 3.9 combined ratio points ($127.1 net of reinstatement premiums) related primarily to storm activity in Europe and severe weather in the U.S. Underwriting results in the first nine months of 2010 included the benefit of 1.4 combined ratio points ($45.5) of net favourable development of prior years’ reserves principally at Northbridge and Advent. Underwriting results in the first nine months of 2009 included the benefit of 1.2 combined ratio points ($40.8) of net favourable development of prior years’ reserves principally at Northbridge, Crum & Forster and OdysseyRe, partially offset by net adverse development at Advent.

The company reported net earnings attributable to shareholders of Fairfax of $219.0 ($10.29 per share, $10.24 per diluted share) compared to $562.4 ($31.04 per share, $30.88 per diluted share) in the third quarter of 2009. The year-over-year decrease in third quarter net earnings primarily reflected a $729.7 decrease in net investment gains (described below), and a decline in underwriting results, partially offset by the reduction in earnings attributable to non-controlling interests following the privatization of Northbridge and OdysseyRe during 2009, increased interest and dividend income, decreased Fairfax and subsidiary holding companies’ corporate overhead expenses, the reduced Runoff operating loss, the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC and increased interest and dividend income. Net gains on investments in the third quarter of 2010 of $68.1 were primarily related to $421.7 of net gains on bonds, $23.1 of net gains on preferred stocks, $20.7 of net gains related to foreign currency and $6.3 of net gains related to credit default swaps and other derivatives, partially offset by $387.7 of net losses on common stocks and equity derivatives and $23.2 of other than temporary impairments recorded principally on common stock investments. Net gains on investments of $797.8 in the third quarter of 2009 included $627.9 of net gains on bonds and $270.5 of net gains on common stocks and equity derivatives, partially offset by $79.0 of net losses related to credit default swaps and $21.0 of net losses related to foreign currency.

In the first nine months of 2010, the company reported net earnings attributable to shareholders of Fairfax of $833.6 ($39.91 per share, $39.73 per diluted share) compared to $777.4 ($43.66 per share, $43.42 per diluted share) in the first nine months of 2009. The year-over-year increase in first nine months net earnings primarily reflected the reduction in earnings attributable to non-controlling interests following the privatization of Northbridge and OdysseyRe during 2009, the reduced Runoff operating loss, the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC and increased interest and dividend income, partially offset by the significant underwriting loss resulting from the Deepwater Horizon loss, the Chilean earthquake and other catastrophe losses, and decreased net gains on investments. Net gains on investments in the first nine months of 2010 of $872.4 included $786.0 of net gains on bonds, $199.0 of net gains on common stocks and equity derivatives and $105.0 of net gains related to credit default swaps and other derivatives, partially offset by $134.3 of net losses related to foreign currency, $61.3 of net losses on preferred stocks and $32.7 of other than temporary impairments recorded principally on common stocks. Net gains on investments of $974.8 in the first nine months of 2009 included $1,046.1 of net gains on bonds and $381.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded on common stocks and bonds, $104.6 of net losses related to credit default swaps and $18.5 of net losses related to foreign currency.

Revenue in the third quarter of 2010 decreased to $1,681.0 from $2,213.4 in the third quarter of 2009, principally as a result of the significant year-over-year decrease in net investment gains and a decline in other revenue, partially offset by increased net premiums earned, the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC and increased interest and dividend income. Net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2010 increased by 9.1% to $1,196.0 from $1,096.4 in the third quarter of 2009, reflecting the consolidation of Zenith National’s net premiums earned, increased net premiums earned by Fairfax Asia and Northbridge (increased in U.S. dollar terms, but decreased in Canadian dollars), partially offset by declines in net premiums earned by OdysseyRe, Crum & Forster and Reinsurance and Insurance – Other (principally Group Re).

Revenue in the first nine months of 2010 increased to $5,297.1 from $5,228.3 in the first nine months of 2009, principally as a result of increased net premiums earned, the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC and increased interest and dividend income, partially offset by the year-over-year decrease in net investment gains and other revenue. Net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2010 increased by 1.8% to $3,365.9 from $3,306.9 in the first nine months of 2009, reflecting the consolidation of Zenith National’s net premiums earned and increases at Northbridge (increased in U.S. dollar terms, but decreased 7.4% in Canadian dollars) and Fairfax Asia, partially offset by declines at Crum & Forster, OdysseyRe and Reinsurance and Insurance – Other (principally Advent and Polish Re).

The global insurance and reinsurance industry continued to experience challenging market conditions, including the impact of the weak economy on insured customers. Consolidated gross premiums written in the third quarter and first nine months of 2010 included the gross premiums written of Zenith National (which were not included in the third quarter and first nine months of 2009). Gross premiums written increased 5.8% in the third quarter of 2010 compared to the third quarter of 2009, (after excluding $113.9 of gross premiums written recorded by Zenith National in the third quarter of 2010), with increases at Reinsurance and Insurance – Other (principally related to the inclusion of Fairfax Brasil and increases at Advent and Polish Re, partially offset by decreases at Group Re), OdysseyRe, Fairfax Asia, Crum & Forster and Northbridge (increased in U.S. dollar terms, but decreased 3.0% in Canadian dollars). Gross premiums written increased 1.5% in the first nine months of 2010 compared to the first nine months of 2009, (after excluding $154.2 of gross premiums written recorded by Zenith National in the first nine months of 2010), with increases at Northbridge (increased in U.S. dollar terms, but decreased 5.9% in Canadian dollars), Fairfax Asia and Crum & Foster, partially offset by decreases at Reinsurance and Insurance – Other (primarily decreases at Advent (reflecting Advent’s greater reinsurance-to-close premiums in 2009), Group Re, and Polish Re, partially offset by the inclusion of Fairfax Brazil) and OdysseyRe.

Net premiums written by the company’s insurance and reinsurance operations in the third quarter of 2010 increased 13.0% to $1,203.3 from $1,064.9 in the third quarter of 2009, reflecting the year-over-year increase at Reinsurance and Insurance – Other ($12.6, or 10.1%), Northbridge ($8.1, or 3.7%, with the increase principally attributable to currency translation), Fairfax Asia ($3.9 or 12.0%), Crum & Foster ($2.9 or 1.8%) and the consolidation of Zenith National ($110.6). Net premiums written by the company’s insurance and reinsurance operations in the first nine months of 2010 increased by 3.5% or $3,412.6 from $3,295.9 in the first nine months of 2009, reflecting the year-over-year increases at Northbridge ($53.5, or 7.8%, with the increase principally attributable to currency translation), Fairfax Asia ($25.0, or 25.2%), Crum & Forster ($4.8, or 0.9%) and the consolidation of Zenith National ($149.3), partially offset by decreases at Reinsurance and Insurance – Other ($72.2, or 14.2%, reflecting Advent’s greater reinsurance-to-close premiums in 2009) and OdysseyRe ($43.7, or 3.0%).

Consolidated interest and dividend income in the third quarter and first nine months of 2010 of $203.3 and $581.7 respectively included the interest and dividends of Zenith National and GFIC since acquisition (which were not included in the third quarter and first nine months of 2009). Consolidated interest and dividend income in the third quarter of 2010 increased 2.7% to $189.6 from $184.7 in the third quarter of 2009 and in the first nine months of 2010 increased 4.2% to $562.8 from $540.3 in the first nine months of 2009 (after excluding $12.5 and $1.2 in the third quarter and $17.7 and $1.2 in the first nine months of interest and dividends recorded by Zenith National and GFIC respectively). The increased interest and dividend income earned in the third quarter of 2010 compared to the third quarter of 2009 is primarily due to the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009, partially offset by increased investment expenses incurred in connection with total return swaps and decreased equity in earnings of investees. The increased interest and dividend income earned in the first nine months of 2010 compared to the first nine months of 2009 is primarily due to the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity in earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps.

Other revenue of $127.7 and $389.8 (2009 – $135.0 and $406.3) and other expenses of $125.0 and $387.3 (2009 – $134.1 and $402.0) for the third quarter and first nine months of 2010 respectively, represent the revenue and the operating and other costs of Ridley.

Operating expenses in the third quarter and first nine months of 2010 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The $30.4 decrease in third quarter 2010 operating expenses compared to the third quarter of 2009 (after excluding $42.5 and $1.1 of operating expenses recorded by Zenith National and GFIC in the third quarter of 2010 respectively) related primarily to decreased corporate overhead of Fairfax and subsidiary holding companies. The $8.7 increase in the first nine months of 2010 operating expenses compared to the first nine months of 2009 (after excluding $59.3 and $1.1 of operating expenses recorded by Zenith National and GFIC in the first nine months of 2010 respectively) related primarily to increased operating expenses at Northbridge (with the increase principally attributable to currency translation), OdysseyRe and the inclusion of the operating expenses of Fairfax Brasil, partially offset by decreased corporate overhead of Fairfax and subsidiary holding companies and Runoff.

The increase in common shareholders’ equity was primarily as a result of net earnings attributable to shareholders of Fairfax, the company’s first quarter equity issuance and the net increase in accumulated other comprehensive income (net increase in foreign currency translation, partially offset by a modest decrease in unrealized gains on available for sale securities), partially offset by dividends paid on common and preferred shares. Common shareholders’ equity at September 30, 2010 increased to $8,223.9 or $401.32 per basic share from $369.80 per basic share at December 31, 2009, representing an increase per basic share in the first nine months of 2010 of 8.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 11.2% adjusted to include that dividend).

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the three and nine months ended September 30, 2010 and 2009. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on investment purchase and sale transactions within the consolidated group.

Quarter ended September 30, 2010

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	302.4	318.6	92.4	653.1	149.0	1,515.5	0.3	–	(46.3)	–	1,469.5
Net premiums written	227.0	278.8	36.4	524.3	136.8	1,203.3	0.3	–	–	–	1,203.6
Net premiums earned	251.0	288.9	39.1	478.7	138.3	1,196.0	2.4	–	–	–	1,198.4
Underwriting profit (loss)	(13.5)	(41.2)	9.4	37.5	(22.9)	(30.7)	–	–	–	–	(30.7)
Interest and dividends	28.3	31.5	10.7	76.6	9.3	156.4	–	–	–	–	156.4
Operating income (loss) before:	14.8	(9.7)	20.1	114.1	(13.6)	125.7	–	–	–	–	125.7
Net gains (losses) on investments	10.4	23.6	(8.6)	65.7	39.8	130.9	49.7	–	(1.1)	–	179.5
Runoff(1)	–	–	–	–	–	–	65.5	–	–	–	65.5
Other (animal nutrition)	–	–	–	–	–	–	–	2.7	–	–	2.7
Interest expense	–	(8.1)	–	(7.8)	(1.2)	(17.1)	–	(0.1)	–	(33.7)	(50.9)
Corporate overhead and other	(5.3)	(1.7)	(0.4)	(6.1)	(0.7)	(14.2)	–	–	–	(99.0)	(113.2)
Pre-tax income (loss)	19.9	4.1	11.1	165.9	24.3	225.3	115.2	2.6	(1.1)	(132.7)	209.3
Income taxes											10.5
Net earnings											219.8
Attributable to:
Shareholders of Fairfax											219.0
Non-controlling interests											0.8
											219.8

(1)	Comprised of the $83.5 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, partially offset by the Runoff operating loss of $18.0.

Quarter ended September 30, 2009

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	298.4	196.9	77.6	630.9	124.9	1,328.7	(0.1)	—	(47.0)	—	1,281.6
Net premiums written	218.9	165.3	32.5	524.0	124.2	1,064.9	(0.6)	—	—	—	1,064.3
Net premiums earned	248.4	182.0	31.0	493.9	141.1	1,096.4	(0.5)	—	—	—	1,095.9
Underwriting profit (loss)	(8.7)	(14.4)	11.5	15.1	(1.9)	1.6	—	—	—	—	1.6
Interest and dividends	29.4	25.7	7.7	59.9	8.7	131.4	—	—	—	—	131.4
Operating income before:	20.7	11.3	19.2	75.0	6.8	133.0	—	—	—	—	133.0
Net gains on investments	80.3	165.1	3.1	278.0	4.8	531.3	101.4	—	0.4	—	633.1
Runoff operating loss	—	—	—	—	—	—	(30.4)	—	—	—	(30.4)
Other (animal nutrition)	—	—	—	—	—	—	—	0.9	—	—	0.9
Interest expense	—	(6.9)	—	(7.6)	(1.2)	(15.7)	—	(0.1)	—	(24.9)	(40.7)
Corporate overhead and other	(6.2)	(1.7)	(0.6)	(11.4)	(4.1)	(24.0)	—	—	—	177.4	153.4
Pre-tax income	94.8	167.8	21.7	334.0	6.3	624.6	71.0	0.8	0.4	152.5	849.3
Income taxes											(223.7)
Net earnings											625.6
Attributable to:
Shareholders of Fairfax											562.4
Non-controlling interests											63.2
											625.6

Nine months ended September 30, 2010

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	976.5	812.4	267.6	1,692.0	517.0	4,265.5	1.9	–	(124.7)	–	4,142.7
Net premiums written	736.4	697.9	124.4	1,419.1	434.8	3,412.6	1.7	–	–	–	3,414.3
Net premiums earned	743.0	696.6	112.3	1,406.3	407.7	3,365.9	3.8	–	–	–	3,369.7
Underwriting profit (loss)	(44.3)	(75.4)	12.7	(8.1)	(51.2)	(166.3)	–	–	–	–	(166.3)
Interest and dividends	91.8	84.1	30.4	227.4	30.2	463.9	–	–	–	–	463.9
Operating income (loss) before:	47.5	8.7	43.1	219.3	(21.0)	297.6	–	–	–	–	297.6
Net gains (losses) on investments	137.7	279.7	(1.7)	316.1	84.0	815.8	126.8	–	(2.2)	–	940.4
Runoff(1)	–	–	–	–	–	–	47.2	–	–	–	47.2
Other (animal nutrition)	–	–	–	–	–	–	–	2.5	–	–	2.5
Interest expense	–	(22.8)	–	(22.8)	(3.3)	(48.9)	–	(0.5)	–	(93.1)	(142.5)
Corporate overhead and other	(11.6)	(4.6)	(2.0)	(23.5)	(2.2)	(43.9)	–	–	–	(70.1)	(114.0)
Pre-tax income (loss)	173.6	261.0	39.4	489.1	57.5	1,020.6	174.0	2.0	(2.2)	(163.2)	1,031.2
Income taxes											(196.7)
Net earnings											834.5
Attributable to:
Shareholders of Fairfax											833.6
Non-controlling interests											0.9
											834.5

(1)	Comprised of the $83.5 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, partially offset by the Runoff operating loss of $36.3.

Nine months ended September 30, 2009

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	921.9	653.3	214.1	1,697.2	575.1	4,061.6	1.6	—	(134.9)	—	3,928.3
Net premiums written	682.9	543.8	99.4	1,462.8	507.0	3,295.9	(0.3)	—	—	—	3,295.6
Net premiums earned	712.8	589.7	83.1	1,444.4	476.9	3,306.9	—	—	—	—	3,306.9
Underwriting profit (loss)	(24.9)	(18.7)	15.4	48.0	14.2	34.0	—	—	—	—	34.0
Interest and dividends	84.5	90.0	14.3	211.9	26.7	427.4	—	—	—	—	427.4
Operating income before:	59.6	71.3	29.7	259.9	40.9	461.4	—	—	—	—	461.4
Net gains (losses) on investments	100.4	233.1	16.4	380.1	(18.2)	711.8	137.0	—	—	—	848.8
Runoff operating loss	—	—	—	—	—	—	(58.1)	—	—	—	(58.1)
Other (animal nutrition)	—	—	—	—	—	—	—	4.3	—	—	4.3
Interest expense	—	(20.8)	—	(23.5)	(3.9)	(48.2)	—	(0.8)	—	(68.0)	(117.0)
Corporate overhead and other	(14.3)	(3.3)	(2.6)	(20.6)	(7.1)	(47.9)	—	—	—	130.9	83.0
Pre-tax income	145.7	280.3	43.5	595.9	11.7	1,077.1	78.9	3.5	—	62.9	1,222.4
Income taxes											(314.9)
Net earnings											907.5
Attributable to:
Shareholders of Fairfax											777.4
Non-controlling interests											130.1
											907.5

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations by segment for the three and nine months ended September 30, 2010 and 2009.

Canadian Insurance – Northbridge

	Third quarter		First nine months
	2010	2009	2010	2009
Underwriting profit (loss)	(13.5)	(8.7)	(44.3)	(24.9)
Combined ratio	105.4%	103.5%	106.0%	103.5%
Gross premiums written	302.4	298.4	976.5	921.9
Net premiums written	227.0	218.9	736.4	682.9
Net premiums earned	251.0	248.4	743.0	712.8
Underwriting profit (loss)	(13.5)	(8.7)	(44.3)	(24.9)
Interest and dividends	28.3	29.4	91.8	84.5
Operating income	14.8	20.7	47.5	59.6
Net gains on investments	10.4	80.3	137.7	100.4
Pre-tax income before interest and other	25.2	101.0	185.2	160.0

Challenging industry conditions in the Canadian commercial lines market in the third quarter of 2010 contributed to an underwriting loss of $13.5 and a combined ratio of 105.4% compared to an underwriting loss of $8.7 and a combined ratio of 103.5% in the third quarter of 2009. Underwriting results in the first nine months of 2010 deteriorated relative to the results in the first nine months of 2009, with an underwriting loss of $44.3 and a combined ratio of 106.0% compared to an underwriting loss of $24.9 and a combined ratio of 103.5% in the first nine months of 2009. Northbridge’s third quarter and first nine months of 2010 underwriting results generally reflected the effects of the continuing weakness in commercial lines pricing and market conditions, the reduction in written premiums (in Canadian dollar terms) as a result of the Northbridge companies’ pricing discipline, and the impact of the weak economy on Northbridge’s insured customers. Northbridge’s combined ratio for the third quarter of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (20.1% in the third quarter of 2010, compared to 19.2% in the third quarter of 2009), as a result of a 4.1% decline in net premiums earned relative to a 0.3% increase in general operating expenses in Canadian dollar terms. Northbridge’s combined ratio for the first nine months of 2010 was similarly adversely affected, with a year-over-year deterioration in its expense ratio to 20.2% in 2010 from 18.6% in 2009, as a result of a 7.4% decline in net premiums earned relative to 0.1% increase in general operating expenses in Canadian dollar terms.

Northbridge’s third quarter 2010 underwriting results included 1.5 combined ratio points ($3.7) of catastrophe losses primarily related to the effects of Hurricane Igor and the wind and hailstorms in Western Canada on its large account and small-to-medium account segments. Third quarter 2010 underwriting results included 5.7 combined ratio points ($14.4) of net favourable development on prior years’ reserves principally attributable to favourable development across most lines of coverage in its large account segment. Third quarter 2009 underwriting results included 8.4 combined ratio points ($20.8) of net favourable development of prior years’ reserves, principally attributable to favourable development of non-marine energy and Canadian casualty reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and general liability reserves in its small-to-medium account segment.

Underwriting results in the first nine months of 2010 included 2.6 combined ratio points ($19.3) of catastrophe losses primarily related to the effects of the Ontario tornado, flooding in the south and central United States and the hailstorms in Western Canada. The first nine months of 2010 underwriting results included net favourable development on prior years’ reserves of 3.0 combined ratio points ($22.6) principally attributable to net favourable development across most lines of coverage and most accident years, partially offset by net adverse development of general liability reserves in its small-to-medium account segment. Underwriting results in the first nine months of 2009 included 3.9 combined ratio points ($27.5) of net favourable development of prior years’ reserves, principally attributable to net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and general liability reserves in its small-to-medium account segment.

The impact of economic conditions on Northbridge’s insured customers, underwriting actions undertaken by Northbridge including selective exiting from certain programs and reductions in catastrophe-exposed regions, and challenging industry conditions including increased competition for new and renewal business, partially offset by rate increases on renewal business contributed to a 3.0% and 5.9% decline in gross premiums written during the third quarter and the first nine months of 2010 in Canadian dollar terms compared to the third quarter and the first nine months of 2009. Net premiums written decreased by 0.7% in the third quarter of 2010 and 4.2% in the first nine months of 2010 in Canadian dollar terms compared to the third quarter and first nine months of 2009.

Net gains on investments in the third quarter of 2010 of $10.4 (compared to net gains of $80.3 in the third quarter of 2009) included $96.4 of net gains on bonds and $2.1 of net gains on preferred stocks, partially offset by $64.8 of net losses on common stocks and equity derivatives, $15.1 of net losses related to foreign currency, $3.5 of net losses related to credit default swaps and other derivatives and $4.8 of other than temporary impairments recorded on common stocks. Net gains on investments of $80.3 in the third quarter of 2009 included $83.3 of net gains on bonds and $14.7 of net gains on common stocks and equity derivatives, partially offset by $15.2 of net losses related to foreign currency and $3.2 of net losses related to credit default swaps.

Net gains on investments in the first nine months of 2010 of $137.7 (compared to net gains of $100.4 in the first nine months of 2009) included $173.4 of net gains on bonds, $10.0 of net gains on common stocks and equity derivatives and $2.6 of net gains related to credit default swaps and other derivatives, partially offset by $28.4 of net losses related to foreign currency, $13.5 of net losses on preferred stocks and $6.6 of other than temporary impairments recorded on common stocks. Net gains on investments of $100.4 in the first nine months of 2009 included $118.2 of net gains on bonds and $34.9 of net gains on common stocks and equity derivatives, partially offset by $50.6 of other than temporary impairments recorded principally on common stocks and bonds.

The impact of decreased net investment gains, the year-over-year deterioration in underwriting results and the decline in interest and dividend income (primarily as a result of a decrease in yield), decreased Northbridge’s pre-tax income before interest and other to $25.2 in the third quarter of 2010 from $101.0 in the third quarter of 2009. A year-over-year increase in net investment gains, increased interest and dividend income (decreased in Canadian dollar terms primarily as a result of a decrease in yield and a smaller average investment portfolio), partially offset by the decline in underwriting results produced pre-tax income before interest and other of $185.2 in the first nine months of 2010, compared to a pre-tax income before interest and other of $160.0 in the first nine months of 2009.

Northbridge’s cash resources in the third quarter of 2010 increased by $81.3, compared to an increase of $306.0 in the third quarter of 2009. Net cash provided by operating activities in the third quarter of 2010 of $50.3 compared to $24.0 of net cash provided by operating activities in the third quarter of 2009, with the year-over-year change primarily attributable to lower non-claims expense payments.

Northbridge’s cash resources in the first nine months of 2010 increased by $63.3, compared to an increase of $18.6 in the first nine months of 2009. Net cash used in operating activities in the first nine months of 2010 of $165.5 compared to $63.3 of net cash used in operating activities in the first nine months of 2009, with the year-over-year change primarily attributable to higher income tax payments and lower premiums collected, partially offset by lower non-claims expense payments.

U.S. Insurance

For the quarters ended September 30, 2010 and 2009

	2010			2009
	Crum & Forster	Zenith National(1)	Total	Crum & Forster(1)
Underwriting profit (loss)	(11.4)	(29.8)	(41.2)	(14.4)
Combined ratio	106.4%	126.8%	114.2%	107.9%
Gross premiums written	204.7	113.9	318.6	196.9
Net premiums written	168.2	110.6	278.8	165.3
Net premiums earned	178.0	110.9	288.9	182.0
Underwriting profit (loss)	(11.4)	(29.8)	(41.2)	(14.4)
Interest and dividends	19.0	12.5	31.5	25.7
Operating income (loss)	7.6	(17.3)	(9.7)	11.3
Net gains (losses) on investments	(32.2)	55.8	23.6	165.1
Pre-tax income (loss) before interest and other	(24.6)	38.5	13.9	176.4

For the nine months ended September 30, 2010 and 2009

	2010			2009
	Crum & Forster	Zenith National(1)	Total	Crum & Forster(1)
Underwriting profit (loss)	(35.2)	(40.2)	(75.4)	(18.7)
Combined ratio	106.5%	125.6%	110.8%	103.2%
Gross premiums written	658.2	154.2	812.4	653.3
Net premiums written	548.6	149.3	697.9	543.8
Net premiums earned	539.9	156.7	696.6	589.7
Underwriting profit (loss)	(35.2)	(40.2)	(75.4)	(18.7)
Interest and dividends	66.4	17.7	84.1	90.0
Operating income (loss)	31.2	(22.5)	8.7	71.3
Net gains on investments	226.5	53.2	279.7	233.1
Pre-tax income before interest and other	257.7	30.7	288.4	304.4

(1)
These results differ from those published by Crum & Forster and Zenith National primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the acquisition of Zenith National.

On May 20, 2010, the company commenced consolidating the assets, liabilities and results of operations of Zenith National following the completion of the acquisition of all of the outstanding common shares of Zenith National other than those common shares already owned by the company, as described in note 5. Zenith National is engaged through its wholly-owned insurance subsidiaries (primarily Zenith Insurance Company) in the workers’ compensation insurance business, nationally. The operating results of Zenith National since acquisition are included in the U.S. Insurance business segment (formerly known as the U.S. Insurance – Crum & Forster business segment prior to May 20, 2010).

Crum & Forster

Crum & Forster’s reported underwriting loss of $11.4 and combined ratio of 106.4% in the third quarter of 2010 compared to an underwriting loss of $14.4 and a combined ratio of 107.9% in the third quarter of 2009 and generally reflected the continuation in 2010 of the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions undertaken by the company. Net development of prior years’ reserves had a nominal impact on the underwriting results in the third quarter of 2010 compared to the third quarter 2009 underwriting results which included the benefit of 1.8 combined ratio points ($3.2) of net favourable development of prior years’ reserves, principally related to a $13.8 recovery on a lawsuit settlement and favourable emergence in specialty lines and workers’ compensation, partially offset by adverse emergence in commercial auto. Catastrophe losses of $0.3 added 0.2 of a combined ratio point to the third quarter 2010 underwriting results, compared to $3.3 and 1.8 combined ratio points in the third quarter of 2009. Crum & Forster’s expense ratio excluding commissions improved in the third quarter of 2010 compared to the third quarter of 2009 (23.8% compared to 26.0%) as a result of the 2.2% decline in net premiums earned relative to a 10.5% decline in underwriting operating expenses (reflecting the benefit of actions taken by management to reduce operating expenses). Crum & Forster’s commission expense ratio of 12.1% improved modestly in the third quarter of 2010 compared to 12.3% in the third quarter of 2009.

Crum & Forster’s reported underwriting loss of $35.2 and combined ratio of 106.5% in the first nine months of 2010 compared to an underwriting loss of $18.7 and a combined ratio of 103.2% in the first nine months of 2009 and generally reflected the continuation in 2010 of the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions undertaken by the company. The underwriting results in the first nine months of 2010 included the benefit of 1.1 combined ratio points ($6.1) of net favourable development of prior years’ reserves, principally from workers’ compensation reserves and property lines. The underwriting results in the first nine months of 2009 included the benefit of 3.0 combined ratio points ($17.5) of net favourable development of prior years’ reserves, principally related to a $13.8 recovery on a lawsuit settlement and favourable emergence in specialty lines and workers’ compensation. Crum & Forster’s combined ratio in the first nine months of 2010 was affected by a modest year-over-year deterioration in its expense ratio excluding commissions (23.4% in the first nine months of 2010, compared to 23.2% in the first nine months of 2009) as a result of the 8.4% decline in net premiums earned relative to a 7.7% decline in underwriting operating expenses. Crum & Forster’s commission expense ratio of 12.2% in the first nine months of 2010, compared to 11.7% in the first nine months of 2009, reflected the competitive insurance market. Catastrophe losses of $3.0, primarily related to winter storm activity in the U.S. northeast, added 0.6 of a combined ratio point to the first nine months of 2010 underwriting results compared to $6.7 and 1.1 combined ratio points in the first nine months of 2009.

U.S. commercial lines market conditions continued to be challenging in the third quarter and first nine months of 2010, and featured industry-wide pricing weakness in casualty lines (including general liability, automobile and workers’ compensation) affecting both renewals and new business. Commercial property lines also continued to experience downward pricing pressure in the third quarter of 2010 caused by excess industry capacity as financial markets stabilized and catastrophe losses were low. Gross premiums written and net premiums written increased by 4.0% and 1.8% respectively in the third quarter of 2010 compared to the third quarter of 2009 primarily as the result of continued growth in specialty lines (principally accident and health), partially offset by decreased writings of standard commercial property and casualty lines. Net premiums earned decreased by 2.2% in the third quarter of 2010 compared to the third quarter of 2009, reflecting the decline in net premiums written in 2009. Gross premiums written increased by 0.8% and net premiums written increased by 0.9% respectively in the first nine months of 2010 compared to the first nine months of 2009 primarily as the result of continued growth in specialty lines (principally accident and health and certain specialty lines at Crum & Forster’s Seneca division), partially offset by decreased writings of standard commercial property and casualty lines. Net premiums earned decreased by 8.4% in the first nine months of 2010 compared to the first nine months of 2009, reflecting the decline in net premiums written in 2009.

During the third quarter of 2010, Crum & Forster recorded net losses on investments of $32.2 (including $77.8 of net gains on bonds, $3.0 of net gains related to other derivatives and $1.9 of net gains on preferred stocks, partially offset by $113.4 of net losses on common stocks and equity derivatives and $5.0 of other than temporary impairments recorded on common stocks) compared to $165.1 of net gains on investments in the third quarter of 2009 (including $144.9 of net gains on bonds and $39.0 of net gains on common stocks and equity derivatives, partially offset by $20.4 of net losses related to credit default swaps). A modest improvement in underwriting results were more than offset by the decline in net gains on investments and decreased interest and dividend income (principally investment expenses related to total return swaps and lower average portfolio investments held during the third quarter of 2010 compared to the third quarter of 2009), and produced a pre-tax loss before interest and other of $24.6 in the third quarter of 2010 from pre-tax income before interest and other of $176.4 in the third quarter of 2009.

During the first nine months of 2010, Crum & Forster recorded net gains on investments of $226.5 (including $141.2 of net gains on bonds, $74.2 of net gains on common stocks and equity derivatives and $28.3 of net gains related to other derivatives, partially offset by $9.0 of net losses on preferred stocks and $8.0 of other than temporary impairments recorded on common stocks) compared to $233.1 of net gains on investments in the first nine months of 2009 (including $259.9 of net gains on bonds and $85.4 of net gains on common stocks and equity derivatives, partially offset by $101.2 of other than temporary impairments recorded on common stocks and bonds and $6.8 of net losses related to credit default swaps). The impact of decreased interest and dividend income (principally investment expenses related to total return swaps and lower average portfolio investments held during the first nine months of 2010 compared to the first nine months of 2009), the year-over-year deterioration in underwriting results and decreased net gains on investments, decreased Crum & Forster’s pre-tax income before interest and other to $257.7 in the first nine months of 2010 from $304.4 in the first nine months of 2009.

Crum & Forster’s cash resources in the third quarter of 2010 increased by $98.9, compared to an increase of $114.7 in the third quarter of 2009. Cash used in operating activities of $18.2 in the third quarter of 2010 compared to $36.9 of cash used in operating activities in the third quarter of 2009 with the decrease attributable to declining net paid losses.

Crum & Forster’s cash resources in the first nine months of 2010 increased by $78.7, compared to an increase of $166.2 in the first nine months of 2009. Cash used in operating activities of $131.2 in the first nine months of 2010 compared to $309.5 of cash used in operating activities in the first nine months of 2009 with the decrease attributable to lower income tax payments, net paid losses and underwriting expense payments during the first nine months of 2010. Crum & Forster paid $480.0 of dividends (including a $350.0 extraordinary dividend) to Fairfax in the first nine months of 2010 compared to a dividend of $100.0 paid to Fairfax in the first nine months of 2009.

Zenith National

Zenith National reported an underwriting loss of $29.8 and combined ratio of 126.8% for the third quarter of 2010 and an underwriting loss of $40.2 and combined ratio of 125.6% for the period May 21, 2010 through September 30, 2010, reflecting the continuation of premium and loss trends experienced by Zenith prior to its acquisition by Fairfax. Zenith National’s reported loss ratio (excluding loss adjustment expenses) during the third quarter of 2010 of 54.8% and for the period May 21, 2010 through September 30, 2010 of 53.8% remained consistent with its long term record and continues to be an excellent result in comparison to historical industry trends and current industry estimates. Zenith National’s expense ratio (including underwriting expenses, loss adjustment expenses, commissions and dividends) of approximately 72% in both the third quarter of 2010 and for the period May 21, 2010 through September 30, 2010 has increased above levels reported by Zenith National prior to its acquisition by Fairfax principally as the result of the continuing decline in net premiums earned. Zenith National’s service strategy as a workers’ compensation specialist has historically resulted in reported expense ratios that are typically higher than those reported in the broader property and casualty industry. There was no net development of prior accident years’ workers’ compensation loss reserves recorded in the underwriting results of Zenith National in the third quarter of 2010 or for the period May 21, 2010 through September 30, 2010.

Net premiums earned by Zenith National continued to be affected by the impact of the weak economy on the payrolls of its insured customers, as well as competition and rate levels. Policies and insured payroll in-force at September 30, 2010 declined 5.1% and 2.1%, respectively, compared to December 31, 2009, which are lower rates of decline than experienced in the nine months ended September 30, 2009 of 11.3% and 9.2%, respectively. Reductions in policies in-force are indicators of the level of competition within the industry. A reduction in insured payroll in-force is the best indicator of the impact of unemployment and declining payroll levels on the insured customers of Zenith National. Net premiums earned may be impacted favorably or unfavorably by the actual payrolls on expiring policies for insured customers as compared to what was estimated as the premiums were earned. Premium rates in California have started to increase modestly compared to 2009, with rates in Florida continuing to decline during 2010. California rates will increase 2.9% and Florida rates will increase 7.8% effective January 1, 2011.

Net gains on investments of $55.8 (comprised primarily of $48.1 of net gains on bonds, $4.4 of net gains on preferred stocks and $3.1 of net gains on commons stocks) and interest and dividend income of $12.5, partially offset by the underwriting loss of $29.8, produced pre-tax income before interest and other of $38.5 for the third quarter of 2010. Net gains on investments of $53.2 (comprised primarily of $45.5 of net gains on bonds, $5.3 of net gains on preferred stocks and $2.3 of net gains on commons stocks) and interest and dividend income of $17.7, partially offset by the underwriting loss of $40.2, produced pre-tax income before interest and other of $30.7 during the period from May 21, 2010 through September 30, 2010.

Zenith National’s investment portfolio at September 30, 2010 consisted primarily of liquid securities, including cash resources of $95.1. Net cash of $23.1 and $39.1 was used in operating activities in the third quarter of 2010 and for the period May 21, 2010 through September 30, 2010, respectively, and included cash payments for acquisition-related expenses which were accrued in the opening Zenith National balance sheet as of May 20, 2010. Zenith National paid a dividend of $282.9 to Fairfax and its affiliates (of which $259.6 was paid to Fairfax) in June 2010. In June and September 2010, Zenith National repurchased, at par value, $13.0 and $7.0, respectively, of the aggregate principal amount of its outstanding debt securities, resulting in a $38.4 aggregate principal amount of Zenith National debt securities outstanding at September 30, 2010.

During the second quarter of 2010, holders of Crum & Forster’s and Zenith National’s senior notes provided their consent to amend the indentures governing those notes to allow Crum & Forster and Zenith National to make available to senior note holders certain specified financial information and financial statements in lieu of the reports filed with the Securities and Exchange Commission (“SEC”) in prior periods. Accordingly, Crum & Forster and Zenith National are no longer subject to SEC reporting obligations.

Fairfax Asia

	Third quarter		First nine months
	2010	2009	2010	2009
Underwriting profit	9.4	11.5	12.7	15.4
Combined ratio	76.2%	63.0%	88.7%	81.5%
Gross premiums written	92.4	77.6	267.6	214.1
Net premiums written	36.4	32.5	124.4	99.4
Net premiums earned	39.1	31.0	112.3	83.1
Underwriting profit	9.4	11.5	12.7	15.4
Interest and dividends	10.7	7.7	30.4	14.3
Operating income	20.1	19.2	43.1	29.7
Net gains (losses) on investments	(8.6)	3.1	(1.7)	16.4
Pre-tax income before interest and other	11.5	22.3	41.4	46.1

Underwriting results for Fairfax Asia in the third quarter of 2010 featured an underwriting profit of $9.4 and a combined ratio of 76.2%, compared to an underwriting profit of $11.5 and a combined ratio of 63.0% in the third quarter of 2009, with each of the 2010 and 2009 quarters reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In the third quarter of 2010, increased motor, marine hull, property and workers’ compensation business activity at First Capital and Falcon resulted in a 19.1% increase in gross premiums written and a 12.0% increase in net premiums written. The 2010 third quarter results included 3.4 combined ratio points ($1.3) attributable to net favourable development of prior years’ reserves, primarily related to workers compensation lines of business (compared to 7.0 combined ratio points ($2.2) of net favourable development of prior years’ reserves in the third quarter of 2009). Fairfax Asia recorded net losses on investments in the third quarter of 2010 of $8.6 (including $6.3 of net losses on common stocks and equity derivatives and $6.0 of net losses related to foreign currency, partially offset by $2.6 of net gains on bonds and $1.1 of net gains on preferred stocks) compared to net gains of $3.1 in the third quarter of 2009 (primarily related to net gains on bonds and common stocks). Increased interest and dividends (due to increased equity in earnings of investees, principally ICICI Lombard and higher average portfolio investments held during the third quarter of 2010 compared to the third quarter of 2009) more than offset by the year-over-year decrease in net investment gains and lower underwriting profit caused the third quarter pre-tax income before interest and other to decrease to $11.5 in 2010 compared to pre-tax income before interest and other of $22.3 in the third quarter of 2009.

Fairfax Asia produced underwriting profit of $12.7 and a combined ratio of 88.7% in the first nine months of 2010 compared to an underwriting profit of $15.4 and a combined ratio of 81.5% in the first nine months of 2009, with each of the 2010 and 2009 first nine months reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In the first nine months of 2010, increased motor, marine hull, property and workers’ compensation business activity at First Capital and Falcon resulted in a 25.0% increase in gross premiums written and a 25.2% increase in net premiums written. The results for the first nine months of 2010 included 0.7 of a combined ratio point ($0.8) attributable to net favourable development of prior years’ reserves, primarily related to workers’ compensation lines of business (compared to 0.6 combined ratio points ($0.5) of net unfavourable development in the first nine months of 2009). Fairfax Asia recorded net losses on investments in the first nine months of 2010 of $1.7 (including $5.9 of net losses related to foreign currency and $1.3 of net losses on preferred stocks, partially offset by $2.8 of net gains on common stocks and equity derivatives and $2.7 of net gains on bonds) compared to net gains of $16.4 in the first nine months of 2009 primarily related to common stocks and bonds. Increased interest and dividends (due to increased equity in earnings of investees, principally ICICI Lombard and higher average portfolio investments held during the first nine months of 2010 compared to the first nine months of 2009) more than offset by the year-over-year decrease in net investment gains and lower underwriting profit caused the first nine months pre-tax income before interest and other to decrease to $41.4 in 2010 compared to pre-tax income before interest and other of $46.1 in the first nine months of 2009.

Reinsurance – OdysseyRe(1)

	Third quarter		First nine months
	2010	2009	2010	2009
Underwriting profit (loss)	37.5	15.1	(8.1)	48.0
Combined ratio	92.2%	96.9%	100.6%	96.7%
Gross premiums written	653.1	630.9	1,692.0	1,697.2
Net premiums written	524.3	524.0	1,419.1	1,462.8
Net premiums earned	478.7	493.9	1,406.3	1,444.4
Underwriting profit (loss)	37.5	15.1	(8.1)	48.0
Interest and dividends	76.6	59.9	227.4	211.9
Operating income	114.1	75.0	219.3	259.9
Net gains on investments	65.7	278.0	316.1	380.1
Pre-tax income before interest and other	179.8	353.0	535.4	640.0

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe.

In the third quarter of 2010, OdysseyRe reported an underwriting profit of $37.5 and a combined ratio of 92.2%, compared to an underwriting profit of $15.1 and a combined ratio of 96.9% in the third quarter of 2009. The 2010 third quarter combined ratio included 8.6 combined ratio points ($41.4 net of reinstatement premiums) related to current period catastrophe losses, principally attritional losses, the most significant related to the New Zealand earthquake (1.0 combined ratio point, $5.0 net of reinstatement premiums). The 2009 third quarter combined ratio included 7.4 combined ratio points ($36.1 net of reinstatement premiums) related to current period catastrophe losses, principally related to storm activity in Europe. Third quarter 2010 underwriting results included 0.1 of a combined ratio point ($0.7) attributable to net favourable development of prior years’ reserves, comprised of net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by net adverse development in the Americas division related to pre-2002 casualty reserves. Third quarter 2009 underwriting results were modestly impacted by 0.1 of a combined ratio point ($0.3) of net favourable prior period reserve development, comprised of net favourable development in the EuroAsia and London Market divisions, partially offset by net adverse development in the Americas and U.S. Insurance divisions. OdysseyRe’s combined ratio for the third quarter of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (10.1% in the third quarter of 2010, compared to 9.2% in the third quarter of 2009) as a result of the 3.1% decline in net premiums earned relative to a 6.3% increase in underwriting operating expenses, primarily the result of increased compensation costs (including pension costs) and net increases in provisions for uncollectible balances.

In the first nine months of 2010, OdysseyRe reported an underwriting loss of $8.1 and a combined ratio of 100.6%, compared to an underwriting profit of $48.0 and a combined ratio of 96.7% in the first nine months of 2009. The first nine months of 2010 combined ratio included 12.6 combined ratio points ($176.9 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Chilean earthquake (6.1 combined ratio points, $86.1 net of reinstatement premiums), the New Zealand earthquake, Windstorm Xynthia, the Eastern European floods and the Haitian earthquake. The combined ratio in the first nine months of 2010 included 2.2 combined ratio points ($30.7 net of reinstatement premiums) related to the Deepwater Horizon loss. Underwriting results in the first nine months of 2009 included the impact of catastrophe losses of 6.5 combined ratio points ($92.8 net of reinstatement premiums) principally related to storm activity in Europe. First nine months 2010 underwriting results included 0.1 of a combined ratio point ($2.0) attributable to net adverse development of prior years’ reserves, comprised of net unfavourable development in the Americas division related to pre-2002 casualty reserves, partially offset by net favourable development in the EuroAsia, London Market and U.S. Insurance divisions. OdysseyRe’s nine month results in 2009 were favourably impacted by 0.8 of a combined ratio point ($11.1) of net favourable prior period reserve development, comprised of net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of reserves in the Americas division related to pre-2002 casualty reserves. OdysseyRe’s combined ratio for the first nine months of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (10.4% in the first nine months of 2010, compared to 9.2% in the first nine months of 2009) as a result of the 2.6% decline in net premiums earned relative to an 9.8% increase in underwriting operating expenses, primarily the result of infrastructure investments within the U.S. Insurance division, increased compensation costs (including pension costs) and net increases in provisions for uncollectible balances.

Gross premiums written during the third quarter of 2010 increased 3.5% to $653.1 from $630.9 primarily as the result of the seasonality of renewals in the crop insurance business of the U.S. Insurance division and selective growth in certain property catastrophe, surety and energy lines of business, partially offset by the continuing broad competitive pressures in the global reinsurance and insurance markets in which the divisions of OdysseyRe compete and the effect of the year-over-year strengthening of the U.S. dollar (average rates of exchange) on the EuroAsia and London Market divisions. Gross premiums written in the third quarter of 2010 increased by 17.5%, 5.5% and 0.8% in the U.S. Insurance, London Market and Americas divisions respectively, partially offset by a decrease of 12.9% in the EuroAsia division. Net premiums written of $524.3 during the third quarter of 2010 remained stable compared to $524.0 in the third quarter of 2009. Net premiums earned decreased 3.1% to $478.7 from $493.9 reflecting the decline in net premiums written in 2009 and the first quarter of 2010.

Gross premiums written in the first nine months of 2010 decreased modestly by 0.3% to $1,692.0 from $1,697.2 and included decreases of 4.7% and 2.9% in the EuroAsia and Americas divisions respectively, partially offset by increases of 9.2% and 2.3% in the London Market and U.S. Insurance divisions respectively. Net premiums written in the first nine months of 2010 decreased 3.0% to $1,419.1 from $1,462.8 and net premiums earned decreased 2.6% to $1,406.3 from $1,444.4.

Interest and dividend income in the third quarter of 2010 increased 27.9% compared to the third quarter of 2009, primarily reflecting decreased investment administration expenses, increased yield and the larger average size of the investment portfolio during the third quarter of 2010 compared to the third quarter of 2009, partially offset by increased expenses incurred in connection with total return swaps. OdysseyRe reported net investment gains of $65.7 in the third quarter of 2010 (including $148.1 of net gains on bonds, $33.1 of net gains related to foreign currency, $13.1 of net gains on preferred stocks and $10.9 of net gains related to credit default swaps and other derivatives, partially offset by $127.1 of net losses on common stocks and equity derivatives and $12.7 of other than temporary impairments recorded primarily on common stocks) compared to net investment gains of $278.0 in the third quarter of 2009 (including $264.1 of net gains on bonds and $42.2 of net gains on common stocks and equity derivatives, partially offset by $14.9 of net losses related to foreign currency and $13.9 of net losses related to credit default swaps). The decline in net investment gains, partially offset by improved underwriting results and increased interest and dividends produced pre-tax income before interest and other of $179.8 in the third quarter of 2010 compared to $353.0 in the third quarter of 2009.

Interest and dividend income in the first nine months of 2010 increased 7.3% compared to the first nine months of 2009, primarily reflecting increased yield, the larger average size of the investment portfolio held during 2010 compared to 2009 and decreased investment administration expenses, partially offset by increased expenses incurred in connection with total return swaps. OdysseyRe reported net investment gains of $316.1 in the first nine months of 2010 (including $327.1 of net gains on bonds, $94.9 of net gains on common stocks and equity derivatives and $39.2 of net gains related to credit default swaps and other derivatives, partially offset by $100.9 of net losses related to foreign currency, $22.2 of net losses related to preferred stocks and $17.4 of other than temporary impairments recorded primarily on common stocks) compared to net investment gains of $380.1 in the first nine months of 2009 (including $474.3 of net gains on bonds and $62.8 of net gains on common stocks and equity derivatives, partially offset by $118.7 of other than temporary impairments recorded on common stocks and bonds, $27.3 of net losses related to credit default swaps and $10.3 of net losses related to foreign currency). The decline in net investment gains and year-over-year decreased underwriting profitability, partially offset by increased interest and dividends, produced pre-tax income before interest and other of $535.4 in the first nine months of 2010 compared to $640.0 in the first nine months of 2009.

Cash resources at OdysseyRe increased by $521.1 to $1,505.8 during the third quarter of 2010. Net cash provided by operating activities in the third quarter of 2010 of $123.8 compared to net cash provided by operating activities in the third quarter of 2009 of $130.0, with the year-over-year change primarily attributable to lower income tax payments made in the third quarter of 2010.

Cash resources at OdysseyRe increased by $564.3 to $1,505.8 during the first nine months of 2010. Net cash provided by operating activities in the first nine months of 2010 of $242.6 compared to net cash provided by operating activities of $54.0 in the first nine months of 2009, with the year-over-year change primarily attributable to higher income tax payments in the first nine months of 2009 (substantially related to significant investment gains realized in 2008) and increased underwriting cash flows in the first nine months of 2010, including higher collections from premiums receivables.

During the third quarter of 2010, holders of OdysseyRe’s senior notes provided their consent to amend the indenture governing those senior notes to allow OdysseyRe to make available to senior note holders certain specified financial information and financial statements in lieu of the reports filed with the SEC in prior periods. In addition, during the third quarter of 2010, OdysseyRe called for redemption all of its outstanding Series A and Series B preferred shares not owned by it or by other subsidiaries of the company, as described in note 6. Accordingly, OdysseyRe will no longer be subject to SEC reporting requirements.

Reinsurance and Insurance – Other

For the quarters ended September 30, 2010 and 2009

	2010						2009
	Group Re	Advent(1)	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent(1)	Polish Re	Inter- company	Total
Underwriting profit (loss)	0.2	(16.9)	(3.6)	(2.6)	–	(22.9)	1.1	(2.4)	(0.6)	—	(1.9)
Combined ratio	99.7%	131.6%	115.9%	–	–	116.5%	98.3%	104.5%	102.8%	—	101.3%
Gross premiums written	61.8	61.1	25.8	9.9	(9.6)	149.0	68.2	53.0	19.0	(15.3)	124.9
Net premiums written	61.8	51.5	21.2	2.3	–	136.8	68.3	43.0	12.9	—	124.2
Net premiums earned	62.2	53.3	22.6	0.2	–	138.3	66.7	53.6	20.8	—	141.1
Underwriting profit (loss)	0.2	(16.9)	(3.6)	(2.6)	–	(22.9)	1.1	(2.4)	(0.6)	—	(1.9)
Interest and dividends	6.1	1.7	1.2	0.3	–	9.3	3.9	4.4	0.4	—	8.7
Operating income (loss)	6.3	(15.2)	(2.4)	(2.3)	–	(13.6)	5.0	2.0	(0.2)	—	6.8
Net gains (losses) on investments	27.3	11.4	1.0	0.1	–	39.8	(1.6)	3.4	3.0	—	4.8
Pre-tax income (loss) before interest and other	33.6	(3.8)	(1.4)	(2.2)	–	26.2	3.4	5.4	2.8	—	11.6

For the nine months ended September 30, 2010 and 2009

	2010						2009
	Group Re	Advent(1)	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent(1)	Polish Re	Inter- company	Total
Underwriting profit (loss)	(5.9)	(34.1)	(4.2)	(7.0)	–	(51.2)	(2.1)	15.1	1.2	—	14.2
Combined ratio	103.3%	119.4%	108.1%	–	–	112.6%	101.2%	93.7%	98.1%	—	97.0%
Gross premiums written	187.4	291.6	67.5	15.5	(45.0)	517.0	194.9	357.4	68.3	(45.5)	575.1
Net premiums written	187.4	191.7	56.1	(0.4)	–	434.8	194.9	250.6	61.5	—	507.0
Net premiums earned	180.8	175.4	51.8	(0.3)	–	407.7	177.2	238.3	61.4	—	476.9
Underwriting profit (loss)	(5.9)	(34.1)	(4.2)	(7.0)	–	(51.2)	(2.1)	15.1	1.2	—	14.2
Interest and dividends	18.6	9.2	1.8	0.6	–	30.2	10.4	13.9	2.4	—	26.7
Operating income (loss)	12.7	(24.9)	(2.4)	(6.4)	–	(21.0)	8.3	29.0	3.6	—	40.9
Net gains (losses) on investments	61.8	15.5	5.7	1.0	–	84.0	(12.4)	(9.5)	3.7	—	(18.2)
Pre-tax income (loss) before interest and other	74.5	(9.4)	3.3	(5.4)	–	63.0	(4.1)	19.5	7.3	—	22.7

(1)	These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences in classification between Canadian GAAP and IFRS as adopted by the European Union.

In March 2010, the company’s recently established, wholly-owned insurer, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010). In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting, as described in note 5. In October 2009, the company completed the acquisition of the 36.5% of the outstanding common shares of Advent not already owned by Fairfax, as described in note 5.

In the third quarter of 2010, the Reinsurance and Insurance – Other segment produced a combined ratio of 116.5% and an underwriting loss of $22.9, compared to a combined ratio of 101.3% and an underwriting loss of $1.9 in the third quarter of 2009. The third quarter 2010 results included current period catastrophe losses of 14.7 combined ratio points ($20.3 net of reinstatement premiums) related principally to the effect of the New Zealand earthquake and hailstorms in Western Canada and Eastern European flood losses on the property catastrophe businesses of Advent and Polish Re respectively. The third quarter of 2009 included current period catastrophe losses of 5.5 combined ratio points ($7.7), primarily related to Advent’s property catastrophe reinsurance business. Third quarter 2010 underwriting results included 1.8 combined ratio points ($2.5) of net unfavourable development of prior years’ reserves, comprising net adverse development at Group Re, partially offset by net favourable development at Advent. Third quarter 2009 underwriting results included 6.3 combined ratio points ($8.9) of net unfavourable development of prior years’ reserves, comprising net adverse development at Advent, Group Re and Polish Re.

In the first nine months of 2010, the Reinsurance and Insurance – Other segment produced a combined ratio of 112.6% and an underwriting loss of $51.2, compared to a combined ratio of 97.0% and an underwriting profit of $14.2 in the first nine months of 2009. The underwriting results in the first nine months of 2010 included current period catastrophe losses of 21.2 combined ratio points ($85.9 net of reinstatement premiums) primarily related to the impact of the Chilean and New Zealand earthquakes on the property reinsurance businesses of Advent and

Group Re, the impact of the Eastern European floods on the property catastrophe business of Polish Re and also included 1.4 combined ratio points ($5.6) related to the Deepwater Horizon loss. Current period catastrophe losses in the first nine months of 2009 totalled 3.7 combined ratio points ($17.5) and related principally to Advent’s property catastrophe business. Prior to giving effect to the impact of the Chilean earthquake ($35.2 and $14.3 at Advent and Group Re net of reinstatement premiums respectively), the combined ratio of the Reinsurance and Insurance – Other segment was 100.6% in the first nine months of 2010. The first nine months of 2010 underwriting results also included 4.5 combined ratio points ($18.3) of net favourable development of prior years’ reserves, comprising net favourable development at Advent (principally related to the World Trade Center claims), partially offset by net adverse development at Group Re. First nine months of 2009 underwriting results included 3.1 combined ratio points ($14.9) of net adverse development of prior years’ reserves, primarily related to Group Re’s 2002 and prior years’ claims assumed from Northbridge and increased losses at Advent primarily related to Hurricane Ike.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in the third quarter of 2010 increased by 19.3% and 10.1% respectively primarily as the result of the consolidation of Fairfax Brasil and increased gross premium written in the motor property business of Polish Re. Net premiums written and net premiums earned reflect the cost of purchasing excess of loss reinsurance for the start-up operations of Fairfax Brasil. The Reinsurance and Insurance – Other segment had net investment gains of $39.8 in the third quarter of 2010 (principally $25.0 of net gains on bonds, $9.9 of net gains on common stocks and equity derivatives, $2.8 of net gains related to foreign currency and $1.2 of net gains on other derivatives) compared to net investment gains of $4.8 in the third quarter of 2009 (principally related to common stocks and bonds). Increased net gains on investments and increased interest and dividend income, partially offset by an increased underwriting loss produced pre-tax income before interest and other of $26.2 compared to a pre-tax income before interest and other of $11.6 in the third quarter of 2009.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in the first nine months of 2010 declined by 10.1% and 14.2% compared to the first nine months of 2009 primarily due to lower reinsurance-to-close premiums received by Advent in the first quarter of 2010 compared to the first quarter of 2009, partially offset by the consolidation of Fairfax Brasil. Increased utilization of catastrophe reinsurance by Advent and the cost of purchasing excess of loss reinsurance for the start-up operations of Fairfax Brasil resulted in the decrease in net premiums written being in excess of the decrease in gross premiums written. Group Re’s gross premiums written in the first nine months of 2010 included $40.0 related to a quota share contract with Advent (30% (40% – 2009) of Advent’s property reinsurance business) and $5.0 related to a quota share contract with Polish Re (31.8% (2009 – 36.5%) of Polish Re’s property reinsurance business since July 1, 2009). The Reinsurance and Insurance – Other segment had net investment gains of $84.0 in the first nine months of 2010 (principally $47.8 of net gains on bonds, $34.2 of net gains on common stocks and equity derivatives, $1.2 of net gains on other derivatives and $0.7 of net gains related to foreign currency) compared to net losses on investments of $18.2 in the first nine months of 2009 (principally $18.5 of other than temporary impairments recorded on common stock investments). Significantly increased net gains on investments and increased interest and dividend income, partially offset by a deterioration in underwriting profit, produced pre-tax income before interest and other of $63.0 compared to pre-tax income before interest and other of $22.7 in the first nine months of 2009.

Runoff

	Third quarter		First nine months
	2010	2009	2010	2009
Gross premiums written	0.3	(0.1)	1.9	1.6
Net premiums written	0.3	(0.6)	1.7	(0.3)
Net premiums earned	2.4	(0.5)	3.8	—
Losses on claims	(30.1)	(21.6)	(40.0)	(23.5)
Operating expenses	(20.1)	(21.8)	(61.2)	(75.0)
Interest and dividends	29.8	13.5	61.1	40.4
Operating loss	(18.0)	(30.4)	(36.3)	(58.1)
Net gains on investments	49.7	101.4	126.8	137.0
	31.7	71.0	90.5	78.9
Excess of fair value of net assets acquired over purchase price	83.5	—	83.5	—
Pre-tax income	115.2	71.0	174.0	78.9

On August 17, 2010, the company commenced consolidating the assets, liabilities and results of operations of GFIC following the completion of the acquisition of all of the outstanding common shares of GFIC, as described in note 5. The operating results of GFIC since the acquisition are included in the Runoff business segment.

The Runoff segment reported pre-tax income of $115.2 in the third quarter of 2010 (compared to $71.0 in the third quarter of 2009), primarily reflected the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, a decreased operating loss of $18.0 (compared to $30.4 in the third quarter of 2009), partially offset by a year-over-year decrease in net investment gains. The reduced operating loss principally reflected lower operating expenses resulting from operating cost reduction initiatives undertaken early in 2009 (primarily decreased third party claims administrator fees and compensation expenses) and increased interest and dividend income (primarily as a result of increased yield and lower investment expenses during the third quarter of 2010 compared to the third quarter of 2009), partially offset by $25.0 of strengthening of prior years’ reserves, principally related to asbestos reserves in U.S. runoff. Third quarter 2010 net gains on investments of $49.7 included $31.4 of net gains on bonds, $16.3 of net gains related to credit default swaps and other derivatives and $7.5 of net gains on the sale of TIG Indemnity Company as described in note 5, partially offset by $2.9 of net losses related to foreign currency, $2.5 of net losses on common stocks and equity derivatives and $0.8 of other than temporary impairments on common stocks. Third quarter 2009 net gains on investments of $101.4 were principally comprised of $67.9 of net gains on bonds and $51.0 of net gains on common stocks and equity derivatives, partially offset by $18.2 of net losses related to credit default swaps.

The Runoff segment reported pre-tax income of $174.0 in the first nine months of 2010 (compared to a pre-tax income of $78.9 in the first nine months of 2009), primarily reflected the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, a decreased operating loss of $36.3 (compared to $58.1 in the first nine months of 2009), partially offset by a year-over-year decrease in net investment gains. The reduced operating loss principally reflected lower operating expenses resulting from operating cost initiatives undertaken early in 2009 (primarily decreased third party claims administrator fees and compensation expenses) and increased interest and dividend income (primarily as a result of increased yield and the larger average size of the investment portfolio during the first nine months of 2010 compared to the first nine months of 2009), partially offset by increased incurred losses related to adverse development of prior years’ claims in the U.S. and Europe. In the first nine months of 2010, net gains on investments of $126.8 were principally comprised of $68.6 of net gains on bonds, $17.8 of net gains on common stocks and equity derivatives, $33.6 of net gains related to credit default swaps and other derivatives, $7.5 of net gains on the sale of TIG Indemnity Company as described in note 5 and $1.0 of net gains related to foreign currency, partially offset by $0.8 of other than temporary impairments on common stocks. Net gains on investments of $137.0 in the first nine months of 2009 were principally comprised of $104.7 of net gains on bonds and $93.0 of net gains on common stocks and equity derivatives, partially offset by $29.7 of other than temporary impairments recorded on common stocks and bonds and $33.6 of net losses related to credit default swaps.

Other(1)

	Third quarter		First nine months
	2010	2009	2010	2009
Revenue	127.7	135.0	389.8	406.3
Expenses	(125.0)	(134.1)	(387.3)	(402.0)
Pre-tax income before interest and other	2.7	0.9	2.5	4.3
Interest expense	(0.1)	(0.1)	(0.5)	(0.8)
Pre-tax income	2.6	0.8	2.0	3.5

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley).

Ridley’s financial results in the first nine months of 2010 included a $2.6 impairment loss recognized on the closure of two manufacturing facilities. The effect of lower overall volumes in 2010 compared to 2009 was partially offset by improved product mix. Ridley is one of North America’s leading animal nutrition companies.

Other Elements of Net Earnings

Consolidated interest and dividend income in the third quarter and first nine months of 2010 of $203.3 and $581.7 respectively included the interest and dividends of Zenith National and GFIC since acquisition (which were not included in the third quarter and first nine months of 2009). Consolidated interest and dividend income in the third quarter of 2010 increased 2.7% to $189.6 from $184.7 in the third quarter of 2009 and in the first nine months of 2010 increased 4.2% to $562.8 from $540.3 in the first nine months of 2009 (after excluding $12.5 and $1.2 in the third quarter and $17.7 and $1.2 in the first nine months of interest and dividends recorded by Zenith National and GFIC respectively). The increased year-over-year interest and dividends earned in the third quarter of 2010 compared to the third quarter of 2009, primarily reflected the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009, partially offset by increased investment expenses incurred in connection with total return swaps and decreased equity in earnings of investees. The increased interest and dividends earned in the first nine months of 2010 compared to the first nine months of 2009, primarily reflected the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity in earnings of investees, partially offset by increased investment expenses incurred in connection with total return swaps.

Consolidated net gains on investments in the third quarter of 2010 of $68.1 included $421.7 of net gains on bonds, $23.1 of net gains on preferred stocks, $20.7 of net gains related to foreign currency and $6.3 of net gains related to credit default swaps and other derivatives, partially offset by $387.7 of net losses on common stocks and equity derivatives and $23.2 of other than temporary impairments recorded principally on common stock investments. Consolidated net gains on investments in the third quarter of 2009 of $797.8 included $627.9 of net gains on bonds and $270.5 of net gains on common stocks and equity derivatives, partially offset by $79.0 of net losses related to credit default swaps and $21.0 of net losses related to foreign currency.

Consolidated net gains on investments in the first nine months of 2010 of $872.4 included $786.0 of net gains on bonds, $199.0 of net gains on common stocks and equity derivatives and $105.0 of net gains related to credit default swaps and other derivatives, partially offset by $134.3 of net losses related to foreign currency, $61.3 of net losses on preferred stocks and $32.7 of other than temporary impairments recorded principally on common stocks. Consolidated net gains on investments in the first nine months of 2009 of $974.8 included $1,046.1 of net gains on bonds and $381.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded on common stock and bond investments, $104.6 of net losses related to credit default swaps and $18.5 of net losses related to foreign currency.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2010, the company added $546.1 of notional amount to its equity total return swaps-long positions for investment purposes, and added $284.4 notional amount to its equity total return swaps-short positions which the company considers to be part of its economic hedge of its equity and equity related holdings. During the second quarter of 2010 as a result of volatility in the equity markets and international credit concerns, the company increased the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At September 30, 2010, equity hedges represented approximately 90.9% of the company’s equity and equity-related holdings ($6,116.0). The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

Consolidated interest expense increased 25.1% to $50.9 in the third quarter of 2010 from $40.7 in the third quarter of 2009 and increased 21.8% to $142.5 in the first nine months of 2010 from $117.0 in the first nine months of 2009, primarily reflecting the additional interest expense incurred following the company’s third quarter 2009 issuance of Cdn$400.0 of senior unsecured notes, the company’s second quarter 2010 issuance of Cdn$275.0 of senior unsecured notes and interest expense incurred on Zenith’s redeemable debentures following the acquisition of Zenith in the second quarter of 2010. Consolidated interest expense is comprised of the following:

	Third quarter		First nine months
	2010	2009	2010	2009
Fairfax	33.7	24.9	93.1	68.0
Crum & Forster	7.1	6.9	21.1	20.8
Zenith National	1.0	—	1.7	—
OdysseyRe	7.8	7.6	22.8	23.5
Advent	1.2	1.2	3.3	3.9
Ridley	0.1	0.1	0.5	0.8
	50.9	40.7	142.5	117.0

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	Third quarter		First nine months
	2010	2009	2010	2009
Fairfax corporate overhead	4.7	27.1	58.8	67.6
Subsidiary holding companies corporate overhead	14.2	24.0	43.9	47.9
Holding company interest and dividends	(6.1)	(15.6)	(14.9)	(24.8)
Holding company net (gains) losses on investments	111.4	(164.7)	68.0	(126.0)
Investment management and administration fees	(11.0)	(24.2)	(41.8)	(47.7)
	113.2	(153.4)	114.0	(83.0)

Fairfax corporate overhead expense in the third quarter of 2010 decreased to $4.7 from $27.1 in the third quarter of 2009, primarily as a result of a recovery of a corporate reinsurance recoverable which was fully provided for in a prior period and decreased compensation and legal expenses. Subsidiary holding companies’ corporate overhead expense in the third quarter of 2010 decreased to $14.2 from $24.0 in the third quarter of 2009, primarily due to non-recurring legal expenses incurred in the third quarter of 2009 related to the privatizations of OdysseyRe and Advent. Interest and dividends earned on holding company cash, short term investments and marketable securities decreased in the third quarter of 2010 compared to the third quarter of 2009 as a result of lower equity in earnings of investees and increased expenses incurred in connection with total return swaps. Net losses on investments at the holding company of $111.4 in the third quarter of 2010 (2009 – net gains of $164.7) included $86.6 of net losses on common stocks and equity derivatives, $21.5 of net losses related to credit default swaps and other derivatives and $7.8 of net losses on bonds, partially offset by $4.9 of net gains related to foreign currency. Net gains on investments at the holding company of $164.7 in the third quarter of 2009 included $119.8 of net gains on common stocks and equity derivatives and $64.0 of net gains on bonds, partially offset by $23.4 of net losses related to credit default swaps.

Fairfax corporate overhead expense in the first nine months of 2010 decreased to $58.8 from $67.6 in the first nine months of 2009, primarily as a result of a recovery of a corporate reinsurance recoverable which was fully provided for in a prior period, partially offset by increased compensation and legal expenses. Subsidiary holding companies’ corporate overhead expense decreased to $43.9 in the first nine months of 2010 from $47.9 in the first nine months of 2009, principally due to non-recurring legal expenses incurred during the first nine months of 2009 related to the privatizations of OdysseyRe and Advent, partially offset by increased compensation expenses during the first nine months of 2010. Interest and dividends earned on holding company cash, short term investments and marketable securities decreased in the first nine months of 2010 compared to the first nine months of 2009 as a result of lower equity in earnings of investees and increased expenses incurred in connection with total return swaps. Net losses on investments at the holding company of $68.0 in the first nine months of 2010 (2009 – net gains of $126.0) included $37.1 of net losses on common stocks and equity derivatives, $20.3 of net losses on bonds and $19.2 of net losses on preferred stocks. Net gains on investments at the holding company of $126.0 in the first nine months of 2009 included $93.9 of net gains on common stocks and equity derivatives and $82.2 of net gains on bonds, partially offset by $38.6 of net losses related to credit default swaps and $12.1 of other than temporary impairments recorded on common stocks and bonds.

The $10.5 recovery for income taxes in the third quarter of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate.

The effective income tax rate of 19.1% implicit in the $196.7 provision for income taxes in the first nine months of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, and the impact of the resolution of certain income tax matters from previous years, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rates of 26.3% and 25.8% implicit in the $223.7 and $314.9 provision for income taxes in the third quarter and first nine months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings is comprised as follows:

	Third quarter		First nine months
	2010	2009	2010	2009
OdysseyRe	–	62.6	–	124.8
Northbridge	–	—	–	2.7
Advent	–	(1.1)	–	0.9
Ridley	0.4	(0.8)	0.1	(1.2)
Fairfax Asia	0.4	2.5	0.8	2.9
	0.8	63.2	0.9	130.1

During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax, as described in note 18 of the company’s 2009 Annual Report and note 5 respectively. During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 5).

Financial Condition

Holding company cash, short term investments and marketable securities at September 30, 2010 totaled $1,347.1 ($1,266.5 net of $80.6 of holding company short sale and derivative obligations), compared to $1,251.6 at December 31, 2009 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2010 included the following inflows - the receipt of $233.8 (Cdn$242.2) of net proceeds on the issuance of Series G preferred shares, the receipt of $181.4 (Cdn$193.5) of net proceeds on the issuance of Series E preferred shares, the receipt of $199.8 of net proceeds on the issuance of subordinate voting shares, the receipt of $267.1 (Cdn$272.5) of net proceeds on the issuance of 7.25% unsecured notes due 2020, and the receipt of $739.6 of dividends (comprised of a $130.0 ordinary and a $350.0 extraordinary dividend received from Crum & Forster and a $259.6 dividend received from Zenith National subsequent to its acquisition by the company) and the following outflows - the payment of $1.3 billion in respect of the company’s acquisition of Zenith National, the acquisition of 41.3% of Gulf Insurance for $217.1 and the payment of $219.4 of common and preferred share dividends. On October 5, 2010, the company received $286.0 (Cdn$290.8) of net proceeds on the issuance of Series I preferred shares. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments increased by $478.0 to $3,722.8 at September 30, 2010 from $3,244.8 at December 31, 2009, with the increase primarily related to the consolidation of the cash and short term investments of Zenith National and GFIC of $97.2 and $168.2 respectively and net sales of investments (principally available for sale securities) to fund subsidiaries’ operating cash requirements, partially offset by dividends to Fairfax of $739.6 paid during the first nine months of 2010.

Consolidated cash resources increased by $833.6 during the third quarter of 2010, primarily as a result of $304.9 of cash provided by investing activities (which included cash used in the company’s acquisition of GFIC and the company’s investment in Gulf Insurance, as describe in note 5), $279.9 of cash provided by operating activities, and $206.9 of cash provided by financing activities (including the issuance of Cdn$250.0 par value of Series G preferred shares for net proceeds of $233.8 (Cdn$242.2), partially offset by $10.4 of shares purchased for treasury, $7.5 of repayment of long term debt (primarily by Zenith National as described in note 6) and the payment of $7.9 of preferred share dividends). Consolidated cash resources increased by $2,704.0 during the third quarter of 2009, primarily as a result of $1,286.2 of cash provided by investing activities, $983.8 of net proceeds received on the issuance of subordinate voting shares, $359.0 of net proceeds on the issuance of unsecured senior notes, and the effects of foreign currency translation.

Consolidated cash resources increased by $1,501.2 during the first nine months of 2010, primarily as a result of $836.1 of cash provided by investing activities (which included cash used in the company’s acquisition of Zenith National and the company’s investment in a 41.3% interest in Gulf Insurance, as described in note 5), $68.5 of cash provided by operating activities, and $595.9 of cash provided by financing activities (including the issuance of Cdn$250 par value of Series G preferred shares for net proceeds of $233.8 (Cdn$242.2), the issuance of Cdn$200 par value of Series E preferred shares for net proceeds of $181.4 (Cdn $193.5), the issuance of subordinate voting shares for net proceeds of $199.8 and the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn $272.5), partially offset by $219.4 of common and preferred share dividends paid, $26.4 of shares purchased for treasury and $21.3 of repayment of long term debt (primarily by Zenith National as described in note 6). Consolidated cash resources increased by $1,902.7 in the first nine months of 2009, primarily as a result of $1,312.6 of cash provided by investing activities (including $627.7 of cash used in the company’s privatization of Northbridge and the company’s investments in Polish Re and Advent, as described in note 5), $549.3 of cash used in operating activities, $1,032.8 of cash provided by financing activities (including $983.8 of net proceeds received on the issuance of subordinate voting shares, $359.0 of net proceeds on the issuance of unsecured senior notes, $123.1 of repurchases by Fairfax and OdysseyRe of their common shares and the payment of $146.7 of dividends on the company’s common and preferred shares), and the effects of foreign currency translation.

The net $242.1 increase in recoverable from reinsurers to $4,051.2 at September 30, 2010 from $3,809.1 at December 31, 2009 primarily related to the acquisition of Zenith National and GFIC, the effects of losses ceded to reinsurers related to the Chilean earthquake (principally by OdysseyRe), partially offset by the business impact of challenging industry conditions and the economy on Crum & Forster and continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The net $1,439.8 increase in provision for claims to $16,186.9 at September 30, 2010 from $14,747.1 at December 31, 2009 related primarily to the acquisition of Zenith National and GFIC, the effects of the significant catastrophe losses incurred by OdysseyRe, Advent and Group Re in the first quarter of 2010, large losses incurred in the second quarter of 2010 related to the Deepwater Horizon losses (principally at OdysseyRe and Advent) and business growth at Fairfax Asia, partially offset by continued progress by Runoff and reduced underwriting activity at Crum & Forster as a result of the weak economic conditions, the softening underwriting cycle and competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at September 30, 2010, the latter primarily included the company’s investments in ICICI Lombard, Gulf Insurance, International Coal Group, Cunningham Lindsey Group and other partnerships and trusts), the aggregate carrying value of which was $22,485.0 at September 30, 2010 ($22,353.1 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2009 of $20,078.6 ($20,030.3 net of subsidiary short sale and derivative obligations). The net $2,322.8 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at September 30, 2010 compared to December 31, 2009 primarily reflected net realized gains (including net investment gains on subsidiary portfolio investments of $940.4), an increase in net unrealized gains on subsidiary available for sale investments of $6.7 and the consolidation of the investment portfolios of Zenith National and GFIC ($1.7 billion and $671.8 respectively at September 30, 2010), partially offset by subsidiary uses of cash, funded by subsidiary portfolio investments, that included $243.8 of subsidiary corporate income tax payments and the payment of dividends to Fairfax. Major movements in portfolio investments in the first nine months of 2010 included increases of $481.5 in subsidiary cash and short term investments (as previously described) and a $2,171.9 increase in bonds, partially offset by a $1,348.5 decrease in common stocks. Investments, at equity, increased $412.9 (principally as the result of the acquisition of a 41.3% interest in Gulf Insurance and derivatives and other invested assets increased $444.0 (principally related to the purchase of additional CPI-linked derivatives and increased unrealized gains on CPI-linked derivatives and equity warrants). During the third quarter of 2010, the company added $546.1 of notional amount to its equity total return swaps-long positions for investment purposes, and added $284.4 notional amount to its equity total return swaps-short positions which the company considers to be part of its economic hedge of its equity and equity related holdings. During the second quarter of 2010, as a result of volatility in the equity markets and international credit concerns, the company increased the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At September 30, 2010, equity hedges represented approximately 90.9% of the company’s equity and equity-related holdings. The unrecorded excess of fair value over the carrying value of investments carried at equity was $192.2 at September 30, 2010 ($170.8 at December 31, 2009).

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

The future income taxes asset decreased by $32.7 to $286.0 during the first nine months of 2010, with the decrease primarily attributable to the effect on the future income taxes asset of an increase in the unrealized appreciation of investments held for trading, and the consolidation of the future income taxes liability of Zenith National, partially offset by increases in unutilized foreign tax credits in the U.S. and the consolidation of the future income taxes asset of GFIC. Income taxes payable increased by $52.4 to $123.3 during the first nine months of 2010, principally reflecting taxes payable in the U.S. tax group in excess of instalments made.

The $495.4 increase in goodwill and intangible assets in the first nine months of 2010 resulted from the Zenith National acquisition as described in note 5 and the effect of foreign currency translation related to the Northbridge and Polish Re goodwill and intangible assets. Consolidated goodwill of $568.9 (December 31, 2009 – $249.3) and intangible assets of $365.3 (December 31, 2009 – $189.5) (principally related to the value of customer and broker relationships and brand names) are comprised primarily of amounts arising on the acquisition of Zenith National during 2010, and the privatization of Northbridge and OdysseyRe during 2009. Annual goodwill impairment tests are scheduled to be finalized in the fourth quarter of 2010. The intended use, expected life and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The customer and broker relationships intangible assets will be amortized to net earnings over periods ranging from 8 to 20 years.

Non-controlling interests decreased by $73.2 to $44.4 during the first nine months of 2010, with the decrease primarily attributable to the redemption by OdysseyRe of its outstanding Series A and Series B preferred shares not owned by it or by other subsidiaries of the company, as described in note 6. Prior to being called for redemption, OdysseyRe’s Series A and Series B preferred shares were classified as non-controlling interests in the consolidated balance sheets of the company. The non-controlling interests balance remaining at September 30, 2010 primarily relates to Ridley.

Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial risks are classified as underwriting, credit, market, foreign currency and liquidity risk. The company’s framework to monitor, evaluate and manage these risks is consistent with that in place as at December 31, 2009 (as disclosed in note 19 to the consolidated financial statements in the company’s 2009 Annual Report) except as described below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2010 compared to December 31, 2009.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial or contractual obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps, total return swaps and CPI-linked derivatives). There were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at September 30, 2010 compared to December 31, 2009.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap, CPI-linked and other derivative contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2010, all of which consisted of government securities that may be sold or repledged by the company, was $138.6 ($23.2 at December 31, 2009). The company had not exercised its right to sell or repledge collateral at September 30, 2010.

The following table summarizes the effect of the credit default swap hedging instruments and related economically hedged items on the company’s historical financial position and results of operations as of and for the three months and nine months ended September 30, 2010 and 2009:

	As of and for the period ended September 30, 2010
			Third quarter			First nine months
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds:
U.S., Canadian and other government	4,072.8	4,072.8	–	–	–	–	–	–
Canadian provincials	1,235.4	1,235.4	–	–	–	–	–	–
U.S. states and municipalities	5,892.8	5,892.8	24.2	132.5	156.7	28.9	269.3	298.2
Corporate and other and mortgage backed securities-residential	2,536.5	2,536.5	(15.9)	105.6	89.7	(54.7)	251.4	196.7
Derivatives and other invested assets:
Receivable from counterparties to derivatives	642.5	642.5	–	15.8	15.8	–	18.1	18.1
Accounts receivable and other	2,632.7	2,632.7	–	1.1	1.1	–	0.9	0.9
Recoverable from reinsurers	4,051.2	4,051.2	–	(0.4)	(0.4)	–	(6.6)	(6.6)
Cash and short term investments	4,248.8	4,248.8	–	–	–	–	–	–
	25,312.7	25,312.7	8.3	254.6	262.9	(25.8)	533.1	507.3
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(3,575.1)	70.8	–	(32.1)	(32.1)	–	18.3	18.3
Net exposure and financial effects	21,737.6		8.3	222.5	230.8	(25.8)	551.4	525.6

	As of and for the period ended September 30, 2009
			Third quarter			First nine months
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds:
U.S., Canadian and other government	2,021.1	2,021.1	—	—	—	—	—	—
Canadian provincials	1,338.6	1,338.6	—	—	—	—	—	—
U.S. states and municipalities	4,704.8	4,704.8	67.5	282.2	349.7	100.6	498.2	598.8
Corporate and other and mortgage backed securities-residential	2,802.8	2,802.8	2.7	365.3	368.0	207.0	513.1	720.1
Derivatives and other invested assets:
Receivable from counterparties to derivatives	451.1	451.1	—	4.5	4.5	—	5.7	5.7
Accounts receivable and other	1,950.0	1,950.0	—	(0.9)	(0.9)	—	(3.3)	(3.3)
Recoverable from reinsurers	4,100.0	4,100.0	—	0.9	0.9	—	(1.7)	(1.7)
Cash and short term investments	5,430.9	5,430.9	—	—	—	—	—	—
	22,799.3	22,799.3	70.2	652.0	722.2	307.6	1,012.0	1,319.6
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(6,021.8)	83.3	—	(79.0)	(79.0)	—	(104.6)	(104.6)
Net exposure and financial effects	16,777.5		70.2	573.0	643.2	307.6	907.4	1,215.0

The consolidated investment portfolio included $5.9 billion ($5.5 billion at December 31, 2009) in U.S. state and municipal bonds, almost all of which were purchased during 2008. Of the $5.9 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at September 30, 2010, approximately $3.8 billion ($3.5 billion at December 31, 2009) were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

Market Risk

Market risk is the potential for a negative impact on the consolidated balance sheet and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market-related variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk.

As at September 30, 2010, the company had aggregate equity and equity-related holdings of $6,116.0 (common stock of $3,709.8, investments, at equity of $1,080.5 plus equity-related derivatives of $1,325.7) compared to aggregate equity and equity-related holdings at December 31, 2009 of $6,156.5 (common stocks of $5,088.9, investments, at equity of $646.2 plus equity-related derivatives of $421.4). As at September 30, 2010, the company had holdings of bonds exposed to credit risk (primarily bonds included in Corporate and other and U.S. states and municipalities) with fair value of $8,429.3 compared to $8,468.8 at December 31, 2009. The company continues to have significant exposures to interest rate risk (through its fixed income holdings) and equity price risk (through its equity and equity-related holdings) at September 30, 2010 compared to December 31, 2009. The company believes that its current financial risk management framework is able to manage these risk exposures.

During the third quarter of 2010, the company added $546.1 of notional amount to its equity total return swaps-long positions for investment purposes, and added $284.4 notional amount to its equity total return swaps-short positions which the company considers to be part of its economic hedge of its equity and equity related holdings. During the second quarter of 2010 as a result of volatility in the equity markets and international credit concerns, the company increased the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At September 30, 2010, equity hedges represented approximately 90.9% of the company’s equity and equity-related holdings.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the three months and nine months ended September 30, 2010 and 2009:

	As of and for the period ended September 30, 2010
			Third quarter			First nine months
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Common stocks	3,709.8	3,709.8	160.5	88.6	249.1	(166.3)	360.4	194.1
Investments, at equity	1,080.5	888.3	(0.7)	14.0	13.3	2.8	36.5	39.3
Derivatives and other invested assets:
Equity total return swaps – long positions	1,131.9	(3.0)	–	14.9	14.9	–	(81.9)	(81.9)
Equity call options	40.0	47.0	–	2.1	2.1	–	10.3	10.3
Equity warrants	153.8	134.5	–	24.5	24.5	–	50.1	50.1
Total equity and equity related holdings	6,116.0	4,776.6	159.8	144.1	303.9	(163.5)	375.4	211.9
Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(518.4)	(52.7)	–	(49.3)	(49.3)	–	(42.9)	(42.9)
Equity index total return swaps – short positions	(5,040.8)	(80.3)	–	(491.6)	(491.6)	–	(130.1)	(130.1)
	(5,559.2)	(133.0)	–	(540.9)	(540.9)	–	(173.0)	(173.0)
Net exposure and financial effects	556.8		159.8	(396.8)	(237.0)	(163.5)	202.4	38.9

	As of and for the period ended September 30, 2009
			Third quarter			First nine months
	Exposure/ notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Common stocks	5,321.7	5,321.7	581.1	90.3	671.4	1,182.3	(206.3)	976.0
Investments, at equity	570.1	413.3	—	17.8	17.8	—	21.7	21.7
Derivatives and other invested assets:
Equity total return swaps – long positions	259.3	96.9	—	98.7	98.7	—	60.0	60.0
Equity warrants	327.5	227.9	—	96.5	96.5	—	212.0	212.0
Total equity and equity related holdings	6,478.6	6,059.8	581.1	303.3	884.4	1,182.3	87.4	1,269.7
Hedging instruments:
Derivatives and other invested assets:
S&P 500 index call options	—	—	—	—	—	—	2.6	2.6
Equity index total return swaps – short positions	(1,500.3)	9.2	—	9.0	9.0	—	9.0	9.0
Equity total return swaps – short positions	(225.5)	(10.8)	—	(22.5)	(22.5)	—	(16.2)	(16.2)
	(1,725.8)	(1.6)	—	(13.5)	(13.5)	—	(4.6)	(4.6)
Net exposure and financial effects	4,752.8		581.1	289.8	870.9	1,182.3	82.8	1,265.1

In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods when the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, generally decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining average life of 9.6 years (10.0 years at December 31, 2009), a notional amount of $30,839.6 and fair value of $356.1 at September 30, 2010. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During the third quarter of 2010, the company purchased $6,558.6 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $80.2 (2009 – nil) and recorded net mark-to-market gains of $30.8 (2009 – nil) in respect of positions remaining open at quarter end. During the first nine months of 2010, the company purchased $28,991.3 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $254.3 (2009 – nil) and recorded net mark-to-market gains of $89.6 (2009 – nil) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or an other asset will fluctuate because of changes in exchange rates and could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its net investment in subsidiaries that have a functional currency other than the U.S. dollar. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at September 30, 2010 compared to December 31, 2009.

In June 2010, the company designated the carrying value of Cdn$275.0 principal amount of its Canadian dollar denominated senior notes due June 22, 2020 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In August 2009, the company had designated the carrying value of Cdn$400.0 principal amount of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In the third quarter and first nine months of 2010, the company recognized pre-tax losses of $22.8 (2009 – $9.4) and $6.9 (2009 – $9.4) respectively related to foreign currency movement on the senior notes in changes in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

The following table presents the pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the three and nine months ended September 30, 2010 and 2009:

	Third quarter		First nine months
	2010	2009	2010	2009
Net gains (losses) on investments Underwriting activities	(28.6)	(26.0)	(15.9)	34.5
Investing activities	49.3	5.0	(118.4)	(53.0)
Foreign currency gains (losses) included in pre-tax net earnings	20.7	(21.0)	(134.3)	(18.5)
Other comprehensive income – investing activities foreign currency gains (losses)	(10.9)	(25.0)	93.7	(55.6)
	9.8	(46.0)	(40.6)	(74.1)

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments.

Refer to the first paragraph of the Financial Condition section immediately preceding this Financial Risk Management section for a description of the significant cash movements at the Fairfax holding company level during the first nine months of 2010, including the payment of $1.3 billion to complete the company’s acquisition of Zenith National. Subsequent to the completion of the Zenith National acquisition, the company believes that it continues to have adequate liquidity at the holding company level to satisfy its known obligations for the foreseeable future (that liquidity was augmented by $286.0 (Cdn$290.8) of net proceeds from the issue of Series I preferred shares subsequent to the end of the third quarter). The company’s operating companies continue to maintain capital above minimum regulatory levels, in excess of levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels.

For the maturity profile of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) as at September 30, 2010, refer to the Contractual Obligations section that follows in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	September 30, 2010		December 31, 2009
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,266.5		1,242.7
Holding company debt	1,475.8		1,236.9
Subsidiary debt	998.1		903.4
Other long term obligations – holding company	309.3		173.5
Total debt	2,783.2		2,313.8
Net debt	1,516.7		1,071.1
Common shareholders’ equity	8,223.9		7,391.8
Preferred stock	646.2		227.2
Non-controlling interests	44.4		117.6
Total equity	8,914.5		7,736.6
Net debt/total equity	17.0%		13.8%
Net debt/net total capital(1)	14.5%		12.2%
Total debt/total capital(2)	23.8%		23.0%
Interest coverage(3)	8.2	x	8.2	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company debt (including other long term obligations) at September 30, 2010 increased by $374.7 to $1,785.1 from $1,410.4 at December 31, 2009, primarily reflecting the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn $272.5), the issuance of the contingent note in connection with the acquisition of GFIC as described in note 6, and the foreign currency translation effect during the first nine months of 2010 of the strengthening of the Canadian dollar relative to the U.S. dollar, partially offset by the elimination on consolidation of Zenith National’s holdings of Fairfax’s debt securities as described in note 6.

Subsidiary debt at September 30, 2010 increased by $94.7 to $998.1 from $903.4 at December 31, 2009, primarily reflecting the consolidation of Zenith National’s redeemable securities pursuant to the acquisition transaction described in note 5 and the reclassification from non-controlling interests to subsidiary indebtedness of OdysseyRe’s Series A and B preferred shares described in note 6, partially offset by the elimination on consolidation of Zenith National’s holdings of OdysseyRe’s debt securities as described in note 6.

At September 30, 2010 the company’s consolidated net debt/net total capital ratio increased to 14.5% from 12.2% at December 31, 2009. The change primarily reflected the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn $272.5) and the issuance of the contingent note in connection with the GFIC acquisition as described in note 6, partially offset by the increase in holding company cash, short term investments and marketable securities (discussed in Financial Condition), increased common shareholders’ equity (resulting from significant increases in retained earnings and increases in accumulated other comprehensive income), the first quarter issuance of $199.8 of subordinate voting shares, and the increase in preferred stock as a result of the first quarter issuance of $181.4 (Cdn $193.5) of Series E preferred shares and the third quarter issuance of $233.8 (Cdn $242.5) of Series G preferred shares. The consolidated total debt/total capital ratio increased to 23.8% at September 30, 2010 from 23.0% at December 31, 2009. The increase related primarily to the effects of the above-mentioned increases in total debt partially offset by increases in total equity.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations in 2010. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries.  The holding company’s known significant obligations for the remainder of 2010 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and approximately $8.7 of purchase consideration payable.

Primarily as a result of the company’s first quarter issuance of subordinate voting shares (net proceeds $199.8) and Series E preferred shares (net proceeds $181.4), third quarter issuance of Series G preferred shares (net proceeds $233.8), net earnings attributable to shareholders of Fairfax of $833.6 and the effect of increased accumulated other comprehensive income (an increase of $43.8 in the first nine months of 2010, primarily reflecting a net increase in foreign currency translation, partially offset by a modest decrease in unrealized gains on available for sale securities), partially offset by the company’s dividend payments ($219.4) on its common shares and preferred shares, shareholders’ equity at September 30, 2010 increased by $1,251.1 to $8,870.1 from $7,619.0 at December 31, 2009. Common shareholders’ equity at September 30, 2010 was $8,223.9 or $401.32 per basic share (excluding the unrecorded $192.2 excess of fair value over the carrying value of investments carried at equity) compared to $369.80 per basic share (excluding the unrecorded $170.8 excess of fair value over the carrying value of investments carried at equity) at the end of 2009, representing an increase per basic share in the first nine months of 2010 of 8.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 11.2% adjusted to include that dividend). During the first nine months of 2010, the number of basic shares increased primarily as a result of the company’s February 26, 2010 issuance of 563,381 subordinate voting shares at $355.00 per share, partially offset by the repurchase of 52,052 subordinate voting shares for treasury (for use in the company’s senior share plans) and 7,900 subordinate voting shares for cancellation. At September 30, 2010, there were 20,492,299 common shares effectively outstanding.

Contractual Obligations

Details of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short term and long term liquidity and capital resource needs are provided on page 165 of the company’s 2009 Annual Report. The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at September 30, 2010.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Gross claims liability	3,870.4	4,412.3	2,588.7	5,315.5	16,186.9
Long term debt obligations – principal	0.8	157.5	343.9	1,948.5	2,450.7
Long term debt obligations – interest	171.1	340.6	303.3	705.4	1,520.4
Operating leases – obligations	56.3	64.8	42.9	77.0	241.0
Other long term liabilities – principal	6.5	9.3	10.1	344.0	369.9
Other long term liabilities – interest	14.6	27.7	26.0	34.6	102.9
	4,119.7	5,012.2	3,314.9	8,425.0	20,871.8

International Financial Reporting Standards (“IFRS”)

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. The company will report its financial results for the year ending December 31, 2011 and its quarterly unaudited interim financial results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The company will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010. With the adoption of IFRS, the company will no longer provide a reconciliation of its financial results to US GAAP.

In 2008 the company established a steering committee, a project team and working groups with appropriate IFRS training and expertise to manage the adoption and implementation of IFRS. The project team developed a conversion plan (described below) and provides regular updates to management, the Steering Committee and the Audit Committee on the execution of this plan, including activities completed in the quarter, activities planned for the following quarter and progress towards key goals and milestones. Education sessions have been, and continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the first two phases and continues its work on the Execution phase, which is nearing completion. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Management has made and continues to make presentations to the company’s Audit Committee identifying the IFRSs (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. These presentations include an overview of these various IFRSs, ongoing changes to IFRS, alternative accounting policies available under IFRS, optional exemptions for the application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted most significantly by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continue to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS is required.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that need to be addressed. Throughout the project the company is monitoring discussion papers, exposure drafts and standards released by the IASB and the IFRS Interpretations Committee (formerly the IFRIC). The company assesses the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

On initial transition to IFRS, the company expects to apply certain of the optional exemptions available under IFRS 1 – First-time Adoption of International Financial Reporting Standards. At this time the company intends to: recognize all unamortized actuarial gains and losses of its defined benefit pension plans directly in opening retained earnings rather than continuing to amortize them through net earnings as allowed under Canadian GAAP; apply IFRS prospectively for business combinations and compound financial instruments from the date of transition to IFRS; and recognize all cumulative foreign exchange gains and losses recorded in accumulated other comprehensive income (loss) in opening retained earnings except for those related to subsidiary companies already reporting under IFRS.

Management’s assessment to date has identified the following areas expected to be most affected by the transition to IFRS based on IFRSs currently in force: the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and those discussed below, the company does not expect its IFRS accounting policies subsequent to the date of transition to differ significantly from those currently applied under Canadian GAAP. The 2010 comparative IFRS financial statements will use the same estimates in their preparation as those used in the 2010 Canadian GAAP financial statements.

At the date of transition to IFRS, most non-financial assets must be tested for impairment in accordance with International Accounting Standard 36 – Impairment of Assets (“IAS 36”). IAS 36 uses a one-step approach for both testing and measurement of impairment, with an asset’s carrying value compared directly with the higher of (i) the asset’s fair value less costs to sell and (ii) value in use, which is determined using discounted future cash flows. Canadian GAAP uses a two-step approach by first comparing an asset’s carrying value to its undiscounted future cash flows to determine whether impairment exists; only when the carrying value exceeds the undiscounted future cash flows is impairment then measured by comparing the asset’s carrying value to its fair value. With the exception of goodwill and indefinite-life intangibles, IAS 36 also permits reversal of previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses. The company does not anticipate the difference in methodologies to result in significant asset impairments or any impairment reversals upon transition to IFRS.

Many IFRSs are currently undergoing modification or are yet to be issued for the first time. Most notably, in response to financial reporting issues emerging from the global financial crisis, the IASB is revising or replacing existing IFRS standards that address many of these areas. The IASB is replacing its existing financial instruments standard, IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), in several phases. The first phase was completed in November 2009 with the publication of IFRS 9 – Financial Instruments (“IFRS 9”), which addresses the classification and measurement of financial assets, including investment securities. The new accounting model eliminates the available for sale and held to maturity categories, and the need to bifurcate embedded derivatives: it measures hybrid contracts as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. An option is available to measure equities that are not held for trading at fair value through other comprehensive income (“FVTOCI”) without recycling of gains and losses to the income statement. Dividend income on equity instruments measured at FVTOCI would be recognized in the income statement. Fixed income investments are measured at amortized cost if both of the following criteria are met: 1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. While this new standard is not mandatory until January 1, 2013, the company is planning to early adopt the first phase of IFRS 9 as currently written for the classification and measurement of its financial assets on transition to IFRS in an attempt to simplify its accounting for financial instruments and to streamline its conversion process. On adoption as such, the company’s investment portfolio will primarily be measured at FVTPL with no significant impact on shareholders’ equity.

As part of the first phase of the IASB’s financial instruments revision, the IASB also concluded that the accounting model for financial liabilities under IFRS 9 would remain unchanged from that under IAS 39, with two measurement categories: FVTPL and amortized cost. Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied using existing criteria in IAS 39. However, unlike current guidance under IAS 39, changes in own credit risk for financial liabilities designated at FVTPL using the fair value option will be recorded in other comprehensive income. This is accomplished by first recording the full change in the fair value of the financial liability in the income statement, and then reflecting an offset to other comprehensive income for the portion of the change attributable to changes in own credit risk. The company currently records its financial liabilities under Canadian GAAP at amortized cost and intends to continue doing so under IFRS. The accounting model for financial liabilities under IFRS 9, as currently drafted, is not expected to have any significant impact on its adoption upon transition to IFRS.

The second phase of the IASB’s financial instruments revision will amend the recognition and measurement requirements for impairment of financial instruments recorded at amortized cost. The IASB issued an Exposure Draft – Financial Instruments: Amortized Cost and Impairment on November 5, 2009. If this standard is finalized as currently drafted, only financial assets measured at amortized cost would be tested for impairment, using an expected credit loss model. Currently, an incurred credit loss model is applied to determine impairment. The final standard is expected to be issued in the second quarter of 2011 with mandatory adoption no earlier than January 1, 2013. With the company’s intended adoption of FVTPL under IFRS 9, no impact is expected on the shareholders’ equity of the company.

The third phase of the IASB’s financial instruments revision will address hedge accounting. The IASB is scheduled to issue an exposure draft on this topic in the fourth quarter of 2010, with the final standard expected to be issued in the second quarter of 2011.

Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The Insurance Contracts Exposure Draft was issued by the IASB on July 30, 2010 and the final standard is expected to be issued in the second quarter of 2011. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfils the contract; (ii) the effect of time value of money; and (iii) an explicit risk adjustment and a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The effective date of the proposed standard remains to be determined, but will not be earlier than January 1, 2013. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the financial statements.

The IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. The current IFRS is similar to both Canadian and US GAAP and allows, as an accounting policy choice for defined benefit pension plans, the deferral and amortization of certain actuarial gains and losses to future accounting periods when determining pension expense (the “corridor method”). The current IFRS also permits actuarial gains and losses to be recognized immediately in net income or other comprehensive income. On April 29, 2010, the IASB issued an Exposure Draft – Defined Benefit Plans: Proposed amendments to IAS 19. The exposure draft: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to net income; removes the ability to incorporate an expected rate of return on plan assets; and proposes a new presentation approach for changes in defined benefit obligations and the fair value of plan assets. The final standard is expected to be issued in the first quarter of 2011, with mandatory adoption no earlier than January 1, 2013. In keeping with the company’s objective to streamline its conversion process, and as permitted under existing IFRS, the company will immediately recognize all actuarial gains and losses arising subsequent to its transition to IFRS in other comprehensive income, consistent with the requirements of the exposure draft.

The IASB (along with the FASB) is also developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to eliminate the distinction between operating and capital leases. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would apply a performance obligation model or a derecognition model depending on whether control and all but a trivial amount of the risks and benefits of the underlying asset are transferred to the lessee. The final standard is expected in the second quarter of 2011, with mandatory adoption expected to be no earlier than January 1, 2013. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of the exposure draft on its lease commitments.

The company is well advanced in the preparation of its transition balance sheet and is currently working through the adjustments with the company’s external auditors. The company continues to monitor the impact of IFRS on its business activities and based on current IFRSs, does not expect any significant impact on shareholders’ equity on its transition to IFRS.

The company has evaluated its financial information systems and processes and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. Based on IFRSs currently in force, management is confident that the company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment. It is conceivable that new requirements may arise that could necessitate significant revision to the company’s internal controls over financial reporting, disclosure controls and procedures, and financial information systems and processes as a result of the proposed changes for the determination of impairment of financial assets carried at amortized cost and the recently published requirements of the Insurance Contracts Exposure Draft. Management continues to concurrently monitor changes to IFRS and the ability of the company’s controls, systems and processes to meet these potential requirements.

The company continues through the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company is currently completing its pro-forma IFRS financial statement formats and notes. Preliminary quarterly financial information for 2010 on an IFRS basis continues to be prepared after each Canadian GAAP reporting period. At this time the company’s auditors continue their review of the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS, the preliminary adjustments for the opening balance sheet, and have also commenced reviewing the company’s 2010 IFRS quarterly information. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

Lawsuits Seeking Class Action Status

For a full description of this matter, including the purported appeals of the March 2010 judgment and of the July 2010 denial of the motion to intervene, please see section (a) of “Lawsuits” in note 10 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Revenue	1,681.0	1,811.7	1,804.4	1,407.3	2,213.4	1,735.5	1,279.4	2,048.7
Net earnings (loss)	219.8	324.5	290.2	83.2	625.6	321.5	(39.6)	361.7
Net earnings (loss) attributable to shareholders of Fairfax	219.0	325.2	289.4	79.4	562.4	275.4	(60.4)	346.8
Net earnings (loss) per share	$10.29	$15.55	$14.08	$1.66	$31.04	$15.65	$(3.55)	$19.73
Net earnings (loss) per diluted share	$10.24	$15.49	$14.02	$1.65	$30.88	$15.56	$(3.55)	$19.62
Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.